Exhibit 99.1

> Contents	> About Eidos

1	Chairman’s Statement	Eidos is the largest video games developer and publisher in the UK. We have publishing operations across Europe (France, Germany, Spain, UK) and in the US, Japan and Australia. We also have significant development studio expertise, both internal and external, in Europe and the US. Eidos employs over 700 people worldwide.
2	Chief Executive’s Review
4	Financial Review
6	Board of Directors
7	Directors’ Report
9	Directors’ Statement on Corporate Governance
11	Social Responsibility Statement
12	Report on Directors’ Remuneration
18	Statement of Directors’ Responsibilities
19	Independent Auditors’ Report to the Members of Eidos plc
20	Consolidated Profit and Loss Account
20	Consolidated Statement of Total Recognised Gains and Losses
21	Balance Sheets
22	Consolidated Cash Flow Statement
23	Notes to the Accounts
44	Information for US Investors
47	Historical Information
48	Shareholder Information
Contact Details and Advisors

Eidos
Eidos is a public limited company registered in England (number 2501949). Its Ordinary shares are listed on the London Stock Exchange (ticker EID.L) and, in the form of American Depositary Shares, on the NASDAQ National Market (symbol: EIDSY).

Eidos plc is the parent company of the Eidos Group of companies. Unless otherwise stated, the text in this Annual Report does not distinguish between the activities and operations of the parent company and those of its subsidiary undertakings. This is the Company’s Annual Report for the year ended 30 June 2004 and complies with UK regulations. It is also available on the Company’s website at www.eidos.com. A separate report on Form 20-F has been prepared to meet US regulations and will be filed with the US Securities and Exchange Commission (SEC) by 31 December 2004, from which time it will also be available on the Eidos website. Eidos and the Eidos logo are registered trademarks of Eidos plc. All other trademarks are the property of their respective owners. All rights reserved.

Forward-looking Statement
This Annual Report contains information about our past performance or practices. No such information should be used as an indicator of future performance or practices. It may also contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. You can identify these statements by their use of words such as ‘will’, ‘anticipate’, ‘estimate’, ‘expect’, ‘project’, ‘intend’, ‘plan’, ‘should’, ‘may’, ‘assume’ and other similar words. You should not place undue reliance on our forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include: general economic conditions in the Group's markets, particularly levels of consumer spending; exchange rates, particularly between the pound sterling and the U.S. dollar, in which the Group makes significant sales; the Group's ability to continue to win acceptance of its products, which are offered in highly competitive markets characterised by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences (particularly in the entertainment business); the Group’s ability to attract and retain qualified personnel; risks of doing business internationally; and other risks described from time to time in Eidos plc's Securities and Exchange Commission periodic reports and filings. We undertake no obligation to update our forward-looking statements, whether as a result of new information, future events or otherwise. No information contained in this Annual Report constitutes or shall be deemed to constitute an invitation or otherwise to deal in Ordinary shares or ADR's of Eidos plc. The price of securities and income derived from the securities can go down as well as up.

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>	Chairman’s Statement

Dear Shareholder,

As you will already be aware, your Board announced on 17 June 2004 that it was to undertake a review of the strategic alternatives available to the Company. As promised at the time, the Company has since provided various interim updates relating to the ongoing review as summarised below.

While the results for the full year are disappointing, the Company’s underlying business and product portfolio remain strong. Management continues to focus on driving the business forward and a significant release schedule, comprising a mix of sequel and new franchise titles, is planned for the current financial year. Five titles are due for release in the first half, including Championship Manager 5 (with an online version of the game to follow), and nine titles in the second half. Our most recent game release, ShellShock: Nam ’67, launched in September and is selling in line with management expectations.

Overview of Results
Group turnover for the year ended 30 June 2004 amounted to £133.9 million (2003: £151.5), reflecting a noticeable downturn in retail market conditions in the second half, particularly in the US, and our decision to defer the release of Shellshock: Nam ’67 until market conditions improved. The Group recorded an operating loss before goodwill and exceptional items of £2.0 million (2003: £13.9 million profit). No dividend has been paid or declared for the year (2003: nil).

Gross margins increased for the third consecutive year to 62.8% (2003: 59.0%), through exploitation of the Group’s growing portfolio of proprietary intellectual property. The cash position at the year end remained strong at £37.4 million (2003: £58.2 million), post the predominantly cash acquisition of IO Interactive A/S, the Danish studio responsible for the development of the successful Hitman franchise. This strategic acquisition, completed in May, not only represented a significant step in securing the rights to the Hitman franchise but also considerably enhanced the Group’s European development expertise and creative resources.

The Group has benefited from significant improvements over recent years in increased gross margins and continues to maintain a strong balance sheet. Operating improvements have resulted in all games being available for release on time this year.

Strategic Review
Since announcing our intention to undertake a review of the strategic alternatives available to the Company on 17 June 2004, we have made a number of announcements. On 3 August, the Board confirmed that it had received expressions of interest from a number of parties. Discussions, which relate to a possible sale of the Company, are progressing, although there can be no certainty at this stage as to whether or not they will lead to an offer being made for the Company. Further information will be provided to the market, as appropriate, in due course.

Corporate Governance
The Board regularly monitors developments in the changing landscape of corporate governance and several initiatives, in line with best practice, have been introduced this year as detailed in the Directors’ Statement on Corporate Governance. Compliance work also continues in relation to the Sarbanes-Oxley Act of 2002 (which is applicable due to the Company’s NASDAQ listing) and the new Combined Code on Corporate Governance, on which the Company will report in next year’s Statement.

Management and People
During the year there have been a number of Board changes as set out in the Directors’ Report. In particular Simon Protheroe stepped down as a director on 28 October 2003 to manage our New Media and Online Technologies Division and Jonathan Kemp, European Managing Director, was appointed to the Board on 1 December 2003. Jonathan has been with Eidos, in various capacities, for six years and his industry experience spanning more than 15 years is a valuable contribution to the Board.

The last 12 months have been an eventful period for management and staff, and I would like to express on behalf of the Board, my sincere appreciation of their hard work and dedication throughout the year.

Outlook
We are working diligently to complete the strategic review programme with the key objective of delivering maximum value for shareholders whilst also seeking to secure the best future for the Company and its employees.

Yours faithfully,

John van Kuffeler
Chairman

> 1 Eidos plc Annual Report & Accounts 2004

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>	Chief Executive’s Review

Overview
While the results reported for the full year are disappointing, the Company continues to make good progress with its new development methodology and its increased focus of leveraging owned intellectual property.

Recognising that a number of game releases did not live up to management’s sales targets (specifically Hitman: Contracts, Commandos 3, Legacy of Kain: Defiance and Whiplash), the Company’s financial performance this year was materially impacted by two key events, both of which occurred in the second half.

Firstly, the unexpected softness in the games market, particularly in the US, which started back in May (as illustrated by the 17% year-on-year fall in US games software sales for that month1). Consequently, the previously anticipated c 700,000 units of re-orders for our biggest title release of the year, Hitman: Contracts, did not materialise. This was despite the game both heading the charts and then maintaining a strong chart position in both Europe and the US from its launch in April.

Secondly, in view of the prevailing weakness in the games market, the Board decided in June to defer the launch of the ready-to-release ShellShock: Nam ’67 game until September 2004 to give this new franchise a better opportunity to deliver on its true potential. As a consequence, its operating profit contribution moved out of the financial year to 30 June 2004 and into the current financial year.

In the light of the above, this year’s results should not be viewed in isolation as they do not adequately reflect the significant achievements and improvements of the past 36 months in terms of increased gross margins, balance sheet strength, cash generation and the on-time release of games. The Company continues to benefit from these improvements, all of which have contributed to an underlying business and product portfolio of game titles which remain strong and well positioned for the future. However, our lack of operational scale and diversification continue to expose the Company to changing market conditions, as was experienced this year.

Review of Operations
In the year to 30 June 2004, the Group achieved a turnover of £133.9 million (2003: £151.5 million) and recorded an operating loss before goodwill and exceptional items of £2.0 million (2003: £13.9 million profit). While the total number of units shipped in both 2003 and 2004 were the same at 12.5 million units, gross margins again improved in the year to 62.8% (2003: 59.0%) in a notably tougher retail environment.

During the year, and for the first time, the Company had all of its 14 titles (22 sku’s) available for release on schedule. This further illustrates the significant improvements made by the Company in managing its resources and the controlled timing of game production within our refocused development process. Of these titles, Backyard

Wrestling: Don’t Try This At Home; Deus Ex: Invisible War; Championship Manager: Season 03/04 and Legacy of Kain: Defiance, each sold between 500,000 and one million units. In addition, Hitman: Contracts, while performing below management’s expectations, has sold 1.7 million units to date. The period also included a further one million unit sales of Tomb Raider: The Angel of Darkness together with a particularly robust performance from back catalogue sales which represented 15.7% of turnover (2003: 11.0%).

The Company continued to make operational improvements throughout the year: the European Development and Publishing divisions were restructured and the Company’s global marketing initiative was refocused on brand management and direction. Investment in R&D increased by 20% to £39.2 million in the year and is expected to continue to increase, reflecting the Company’s commitment to invest in developing top quality titles in future.

Intellectual Property (IP) Management
The Company has again made good progress in its objective of securing owned IP supported by stringent cost and development controls. This is reflected by the improved gross margin which rose to 62.8% (2003: 59.0%).

In March 2004, the Company acquired IO Interactive A/S (‘IO’), the Denmark based studio which, together with Eidos, had been responsible for the development of the highly successful Hitman franchise. This acquisition secured the rights to the Hitman franchise, which has now sold over 5.5 million units to date, and significantly strengthens our European creative base and development expertise. IO is expected to contribute to the Group’s on-going development of unique IP with plans to release a new franchise title next year. IO’s market leading technology is also playing a key role in the Group’s transition programme to next generation Xbox 2 and PS3 platforms, which is on track.

We also believe that our decision last September, to bring the development of the Company’s best selling Championship Manager football management game in-house, was very much the right one. The new internal development team based in North London, at our Beautiful Game Studio, has performed extremely well and the much improved Championship Manager 5 will release on PC this Autumn. In Spring 2005, the game will also release on PlayStation 2 for the first time, as well as on Xbox. In addition, and as recently announced, Championship Manager will go online through subscription from January 2005. We are confident that these advances and new applications will give the successful Championship Manager franchise a new fan base and enable the game to appeal to a wider audience.

Our Crystal Dynamics Studio in the US is making exciting progress in the development of the next Tomb Raider game which will be unveiled this Autumn and is scheduled for release in the fourth quarter of the current financial year. Following the internal transfer of the Tomb Raider franchise from Core Design to Crystal Dynamics,

1 Source: US NPD Data, May 2004

> 2 Eidos plc Annual Report & Accounts 2004

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Core Design has been refocused and restructured. A number of the new concept ideas and pre-production works, for both platform and PlayStation Portable (PSP) application, are being developed in this studio.

During the year, the Company continued to derive revenue and leverage value from its own intellectual property. This included a movie deal entered into for Fear Effect (similar to those previously entered into for Tomb Raider and Deus Ex) and a dialogue with various film studios in relation to other products is on-going.

New Media
On 28 October 2003, we announced the creation of a New Media Division, formed to help facilitate the extension of our intellectual property into new markets using a coordinated and strategic approach. The division has since undertaken a number of successful projects bringing our existing products to market through new distribution channels, particularly online, and introducing some of our key brands to new platforms such as mobile phone handsets, new handheld game devices and interactive digital TV. During the year, income from these new platforms has been generated following agreements with AT&T, Bell Canada, China Telecom, Metaboli, Nokia, Sky and Vodafone, among many others.

Further evidence of how the Company is successfully advancing its owned IP into new applications is demonstrated by our new franchise titles scheduled to release in the current financial year, namely 25 To Life, Project: Snowblind and Just Cause, each of which are either wholly or partly online game products.

Although the New Media Division is clearly at an early stage of development, it continues to gain momentum and is already making a positive contribution to the Company's financial position. We are confident that we will build on this early success to secure the Company's position in these new markets as the division becomes an important part of our core business.

The Board
On 15 July 2003, the Company announced that Jeremy Heath-Smith, Development Director of Eidos plc and Managing Director of Core Design Limited, was stepping down from the Boards of both companies with immediate effect. On 28 October, the Company announced that Simon Protheroe would step down from the Eidos plc Board following his appointment as head of the New Media Division and that Jonathan Kemp, European Managing Director, was being promoted to the Eidos plc Board with effect from 1 December 2003.

Our People
In what turned out to be a challenging year, our employees have again exerted great efforts in striving to deliver upon the Company’s objectives. We would like to take this opportunity to recognise their achievements and thank them for their continued dedication and support.

Strategic Review
As we have previously indicated, the entertainment software market continues to evolve and mature with franchise scale and diversity, aligned to financial strength, becoming ever more important. In addition, there is the continuing need to invest more heavily in R&D ahead of the next hardware cycle. These market trends and the changing competitive landscape have led Eidos to become increasingly reliant on the performance of key titles. With this in mind, the Board initiated a review of the strategic alternatives available to Eidos in order to exploit fully the potential of the Company’s extensive portfolio of intellectual property and development capabilities. This review commenced in June and remains in progress under the direction of the Chairman.

Continued Development
Notwithstanding the ongoing strategic review, management remains focused on driving the business forward and is committed to providing the design, innovation and technological advancement that can further improve the gameplay experience. To that end, we have a significant release schedule planned for the current financial year which includes a strong mix of sequel and new franchise titles.

Michael McGarvey
Chief Executive Officer

> 3 Eidos plc Annual Report & Accounts 2004

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>	Financial Review

Turnover
Turnover decreased by 11.6% to £133.9 million compared to £151.5 million in the year to 30 June 2003. Overall, the Group recorded a loss after tax of £2.9 million compared to a profit of £19.2 million in the year to 30 June 2003.

The Company released 22 new game sku’s in the year (2003: 27), including five for PlayStation 2 and six for Xbox with the balance being principally PC game releases. In total, 12.5 million units were shipped in 2004, the same as for 2003. There was a decrease in the gross average selling price from £13.73 to £12.72 over the year reflecting the continued strong performance of our back catalogue titles. Approximately 73% of the Group’s total revenue was derived from console based games, compared to 74% in the same period last year.

Operating Profits
The gross margin was 62.8% compared to 59.0% in 2003. This increase reflects the move towards internally generated intellectual property.

Operating expenses increased to £89.7 million from £78.8 million. This increase is in line with expectations and arises largely from certain non-recurring savings made in 2003 together with the increase in goodwill amortisation arising from the acquisition of IO Interactive A/S in March 2004.

Advertising costs were £20.2 million (15.1% of turnover) compared to £18.3 million (12.1% of turnover) last year. This reflects the trend for increasing advertising support being required to promote game releases. The fixed element of selling and marketing costs was £6.5 million compared to £7.4 million in the previous year. The reduction in expenditure is due to the full year impact of savings made in the prior year.

Research and development, representing the Group’s total investment in product development, totalled £39.2 million (2003: £32.6 million). The 20% increase in this cost reflects the move towards internally developed franchise titles and certain non-recurring savings which occurred during the previous year. The Group expects the level of expenditure to increase again in the current financial year.

Total administrative expenses for the year were £23.8 million including goodwill amortisation of £1.6 million, compared to £20.4 million including goodwill amortisation of £0.2 million in 2003. The increase in the amortisation charge resulted from the goodwill arising on the acquisition of IO Interactive A/S on 31 March 2004. Also included in administrative expenses for 2004 are foreign exchange losses of £0.8 million against £0.9 million of foreign exchange gains in 2003. While the Group continues to invest in management and infrastructure, it will also continue to manage its administrative expenses prudently.

After deducting operating expenses before goodwill of £88.1 million, the Group made an operating loss before goodwill of £2.0 million. This included the Group’s share of joint venture operating profits of £2.1 million. This compares to an operating profit before goodwill and exceptional items for the prior year of £13.9 million, which included joint venture operating profits of £3.0 million.

Exceptional Items
There were no exceptional items during the year. During 2003, the Group received a £1.4 million settlement, net of costs, in respect of its former investment in Express.com. The Group took an exceptional charge against the full carrying value of this investment in the year to 31 March 2001 and Express.com subsequently filed for Chapter 11 bankruptcy protection.

Taxation
The Group recorded a tax charge in the year of £1.0 million which largely comprises the Group’s share of taxes payable in its profitable joint venture companies. Significant brought forward losses remain available within the Group to offset future trading profits. The Company has reviewed the provisions of FRS19 – Deferred Tax and believes that no further amounts should be recognised in respect of these losses.

Earnings Per Share
The Group reported a loss after tax of £2.9 million for the year compared to a profit of £19.2 million for the previous year. The basic (loss)/earnings per share was (2.1) p compared to 13.8p for 2003, based on the weighted average number of shares in issue during the year. Excluding goodwill amortisation and exceptional items, the (loss)/earnings per share was (1.0) p for 2004 (2003: 9.3p).

Liquidity and Capital Resources
Net assets at 30 June 2004 include goodwill of £25.3 million (2003: £0.3 million), tangible fixed assets and investments of £10.4 million (2003: £7.4 million as restated, see note 1 to the Accounts), net current assets of £40.2 million (2003: £67.9 million) and other long-term creditors and provisions of £3.9 million (2003: £0.03 million).

At the year end, the Group had cash and cash equivalents of £37.4 million (2003: £58.2 million) and no debt (2003: £nil). The decrease in cash was materially impacted by the acquisition of IO Interactive A/S as referred to below. There was a cash outflow before the management of liquid resources and financing of £18.4 million during the year (2003: £0.8 million). Operating activities generated a cash inflow of £8.2 million (2003: £4.7 million outflow), reflecting the operating loss offset by a decrease in working capital during the year.

Interest received decreased to £1.9 million in the year to 30 June 2004 from £3.1 million in the previous year. The decrease was primarily due to lower average cash balances held during the year and the lower average interest rates that existed throughout the year.

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Acquisitions and Disposals
On 4 September 2003, the Group sold its 25% minority interest in Sports Interactive for a cash consideration of £488,000.

On 31 March 2004, the Group acquired IO Interactive A/S, a Danish studio, for an initial consideration of £23.0 million, which was satisfied as to £21.0 million in cash and the residual by way of 1.5 million in new Eidos Ordinary shares. Contingent consideration of up to £5.0 million in cash is payable dependent upon the number of new game units released by the IO studio in excess of 2.1 million units per annum over the four year period ending 31 March 2008.

Derivatives and Other Instruments
During the year the Group’s financial instruments, other than derivatives, comprised bank loans and overdrafts, cash and various items such as trade debtors and creditors that arose directly from its operations. The main purpose of these financial instruments is to finance the Group’s operations. The Group also enters into derivative transactions, principally swaps and foreign currency contracts, in order to manage the currency risk arising from the Group’s operations and sources of finance. The Group’s policy is, and was throughout the period under review, that no trading in financial instruments be undertaken. The main risks arising from the Group’s financial instruments are liquidity risk and foreign currency risk. The Board reviews and agrees policies for managing each of these risks on a regular basis.

Liquidity Risk
The Group has in place a £15.0 million multi-currency credit facility with The Royal Bank of Scotland, a £0.5 million Japanese Yen facility with Mizuho Bank in Japan, as well as £0.9 million and £0.3 million Danish Krone facilities with the Forstædernes and Danske Banks respectively. The purpose of these facilities is to finance the Group’s working capital and research and development activities. These facilities, which are required due to the seasonality of the business and the time delay involved in the development cycle, were not used during the year.

Foreign Currency Risk
The Group has overseas subsidiaries in France, Germany, Denmark, the US, Australia and Japan. Consequently, its Sterling profit and loss account can be significantly affected by movements in the US Dollar and Euro. During the year, the Group has partially hedged against this exposure using derivatives where necessary.

International Financial Reporting Standards
The Group will prepare its 30 June 2006 consolidated financial statements under International Financial Reporting Standards (‘IFRS’). A programme has been set up to ensure compliance with IFRS. We expect to communicate any significant accounting policy differences during the course of the current financial year.

Stuart Cruickshank
Chief Financial Officer

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>	Board of Directors

Executive Directors

Stuart Cruickshank (50)
Stuart was appointed to the Board as Chief Financial Officer in September 2001 from Kingfisher plc where he had been the Finance Director of Woolworths. Prior to that he was Corporate Finance Director at United Biscuits and Finance Director at McVities UK and KP Foods. He has also worked at Grand Metropolitan (Diageo) and Whitbread, where he undertook a wide variety of financial roles.

Jonathan Kemp (38)
Promoted to the Board on 1 December 2003, Jonathan has served as European Managing Director since November 2000. Prior to that he served as Managing Director of Eidos Interactive Limited from November 1998 and as its Sales Director from October 1997. Before joining Eidos he was Sales Director of Microprose Software Limited.

Ian Livingstone (54)
A member of the Board since October 1995, Ian was appointed Creative Director in April 2002 when he stepped down as Executive Chairman, a position he had held since 1995. Prior to that he was Managing Director of Domark Group Limited. Since 1982, Ian has authored and co-authored the ‘Fighting Fantasy’ series of interactive game books which have sold in excess of 14 million copies worldwide. In 1975, he co-founded Games Workshop Limited, a role-playing games company, where he served as Joint Managing Director and subsequently as Chairman until 1991.

Michael McGarvey (38) (n)
Promoted to the Board in October 1997 and appointed Chief Executive Officer in November 2000, Mike previously served as Chief Operating Officer from 1997. Prior to that he had been Chief Executive Officer of Eidos Interactive Inc, Vice President, Sales and Marketing of Domark Software Inc and Director of Sales for Diceon Electronics Inc.

Non-Executive Directors

David Adams (49) (a)(n)(r)
David joined the Board in May 2001 as a non-executive Director and was appointed Senior Independent Director in March 2003. He is currently Deputy Chief Executive and Finance Director of House of Fraser Plc. David was previously Finance Director of Asprey Plc, Texas Homecare, Dorothy Perkins and Topshop.

John van Kuffeler (55) (n)(r)
John joined the Board as non-executive Chairman in April 2002 and is also Chairman of Provident Financial plc and Huveaux PLC and a director of The Medical Defence Union. Prior to taking up these appointments he was Chief Executive of Provident Financial plc and Brown Shipley Holdings plc.

Victor Steel (65) (a)(n)(r)
Vic has served as a non-executive Director since September 1998. He is also Chairman of Forbidden Technologies plc, Mygard plc and Ideas Hub plc, and non-executive Deputy Chairman of Navy Army and Air Force Institutes. His previous appointments were as Chairman of Mansfield Brewery plc and European Leisure plc and as Executive Director of Kingfisher plc, Guinness plc and Beecham Group plc.

Allen Thomas (65) (a)(n)(r)
Allen joined the Board in September 1998 as a non-executive Director and is a lawyer qualified in England and the US. He currently also serves as a non-executive Director of Highway Insurance Holdings Plc and Penna Consulting Plc. From 1973 to 1992 Allen served as a partner of the international law firm Paul, Weiss, Rifkind, Wharton & Garrison, and was the founding partner of the firm’s Hong Kong office.

(a)	Member of the Audit Committee
(n)	Member of the Nomination Committee
(r)	Member of the Remuneration Committee

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>	Directors’ Report

The directors present their Report and audited consolidated accounts for the year to 30 June 2004.

Principal Activities and Business Review
The Group’s principal activity is the development and publishing of entertainment software. A review of the Group’s performance during the year and its position at the year end, including commentary on its financial performance, likely future developments and prospects, is set out on pages 1 to 5 and should be read in conjunction with this Report. Principal subsidiaries and joint ventures are listed in note 12 to the Accounts on page 33.

As previously reported and referred to in more detail in the Chief Executive’s Review on page 2, the Board initiated a review of the strategic alternatives available to Eidos in order to exploit fully the potential of the Company’s extensive portfolio of intellectual property and development capabilities. This review commenced in June and remains in progress under the direction of the Chairman.

Results and Dividends
The results for the year are shown in the Consolidated Profit and Loss Account on page 20. No dividend has been paid or declared during the year (2003: £nil).

Research and Development
The Group is committed to research and development activities as a key strategy to drive organic growth and to improve the Group’s competitive position as a market leader in computer game development and publishing. This is evidenced by the £39.2 million research and development spend during the year (2003: £32.6 million), equivalent to 29.3% of turnover (2003: 21.5%).

Major Transactions
On 4 September 2003, Eidos and Sports Interactive Limited (‘SI’) announced an agreement to end their existing relationship for the development of the Championship Manager football management series. Under the agreement, Eidos disposed of its 25% minority interest in SI for a cash consideration of £488,000. Eidos now develops the game internally at its new Beautiful Game Studio based in North London and the next iteration of the game, Season 04/05, is scheduled for release this autumn.

On 3 March 2004, the Company entered into a conditional agreement to acquire the entire issued and outstanding share capital of IO Interactive A/S, a Danish studio responsible, together with the Company, for the development of the highly successful Hitman franchise. The acquisition of a 90% controlling interest was declared unconditional on 1 April and, following the compulsory acquisition of the remaining interest, the Company completed the acquisition on 4 May 2004. The total consideration of £23.0 million was satisfied as to £21.0 million in cash and the issue of 1,511,509 new Eidos Ordinary shares. A further deferred cash payment (not to exceed £5.0 million) is payable over the four year period ending 31 March 2008, dependent upon the number of new game units released by the studio in excess of 2.1 million units per annum.

Share Capital
On 5 February 2004, the High Court approved a reduction in the Company’s share premium account of £60 million following shareholders’ approval at an Extraordinary General Meeting held on 12 December 2003. The reduction was registered at Companies

House on 5 February 2004. The purpose of the reduction was to provide the Company with additional flexibility for possible distributions to shareholders. However, and as previously reported, this does not imply any commitment on the part of the Company in relation to future distributions.

At the Annual General Meeting held on 24 November 2003, shareholders granted the Company limited authority to purchase its own Ordinary shares, subject to certain specified conditions. No shares were purchased during the year under this authority. A resolution seeking to renew this authority is proposed at the forthcoming 2004 Annual General Meeting.

Other changes in the Company’s share capital during the year are given in note 19 to the Accounts on page 36.

Substantial Shareholdings
As at 15 September 2004, the Company had been notified of the following interests in three per cent or more of its issued share capital:

Shareholder	No. of shares held	% of shares in issue

Schroder Investment Management Ltd	31,204,165	21.97%
Goldman Sachs Inc	16,443,095	11.58%
Taube Hodson Stonex Partners Ltd	11,679,524	8.22%
Fidelity Investments	6,298,742	4.44%
Legal & General Investment Management Ltd	5,149,347	3.63%
USB Global Asset Management (UK) Ltd	4,466,607	3.15%

Additional shareholder information, including a profile of all shareholdings, appears on page 48.

Share Listings
The primary listing for the Company’s Ordinary shares is on the London Stock Exchange. They are also listed on the NASDAQ National Market in the form of American Depository Shares, which are evidenced by American Depositary Receipts (ADR’s) each representing one Ordinary share. The Bank of New York is the authorised depository for the Company’s ADR programme.

Directors
The names and brief biographical details of the current directors are given on page 6. All directors held office throughout the year and up to the date of this Report with the exception of Jonathan Kemp, who was appointed to the Board on 1 December 2003, and Jeremy Heath-Smith and Simon Protheroe who resigned from the Board on 14 July and 28 October 2003 respectively.

Retirement and Re-election of Directors
Pursuant to the Company’s Articles of Association, David Adams and Allen Thomas will retire by rotation at the Company’s forthcoming Annual General Meeting and, being eligible, offer themselves for re-election. Jonathan Kemp will retire at this year’s AGM having being appointed since the last AGM, and, being eligible, offers himself for election. Details of their respective terms of engagement (including the service agreement for Jonathan Kemp) are set out in the Report on Directors’ Remuneration on pages 12 to 17.

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>	Directors’ Report continued

Directors’ Interests
Details of directors’ interests (including those of their immediate families and any connected persons) in the share capital of the Company at the beginning and end of the year are set out in the Report on Directors’ Remuneration. Save as disclosed, no contracts or arrangements have been entered into during the year or subsisted at the year end in which a director has, directly or indirectly, a material interest which was significant in relation to the Group’s business.

Employee Involvement
The Group aims to attract, retain and motivate the highest calibre of employee by encouraging and rewarding high performance, both on an individual and team contribution basis, through competitive remuneration and incentive programmes. Considerable efforts are made to provide employees with a continuing opportunity to develop their full potential by gaining the relevant skills and experience required to deliver the Group’s business objectives and their own personal objectives.

The Group is also committed to providing equality of opportunity to all existing and prospective employees without unlawful or unfair discrimination. In addition, it is supportive of the employment and advancement of disabled persons.

The Group seeks to create a common awareness amongst all employees of both its short and long term goals and the financial and economic factors affecting the Group’s performance. This is achieved through a variety of mediums, including employee briefings, a corporate website and intranet and the distribution of information bulletins and reports from time to time.

Legal Proceedings
The Company and its subsidiaries are defendants in a number of legal proceedings incidental to its operations. The Company does not expect the outcome of such proceedings, either individually or in aggregate, to have a material adverse effect upon the results of the Company’s operations or its financial position.

Employee Share Schemes
The Company has established a number of discretionary executive share incentive schemes in the principal countries in which it operates. It also encourages all employees to become shareholders and to participate in the Group’s employee share ownership schemes, should they so wish. All-employee schemes are operated in the UK, France, Germany, Japan and the US and provide employees with the opportunity to acquire shares in the Company at a discount to market price by means of regular savings. Details of options subsisting at the year-end are set out in note 19 to the Accounts on page 36.

At an Extraordinary General Meeting of the Company held on 12 December 2003, shareholders approved the introduction of two new long-term discretionary incentive schemes in place of existing arrangements. Further details on these schemes can be found in the Report on Directors’ Remuneration on page 13.

Social Responsibility and Donations
The Group’s Social Responsibility Statement appears on page 11. Charitable donations of £22,000 were made during the year (2003: £17,000). This amount excludes operating units’ free support and participation in local community activities. No political donations were made in the year (2003: £nil).

Creditor Payment Policy
The Company’s current policy concerning the payment of the majority of its trade creditors is to follow the CBI’s Prompt Payers Code (available from the CBI, Centre Point, 103 New Oxford Street, London, WC1A 1DU). For other suppliers, the Group’s policy is to:

>	settle the terms of payment with those suppliers when agreeing the business transaction;

>	ensure that those suppliers are made aware of the terms of payment by including them in the terms and conditions of contract; and

>	pay in accordance with contractual and other legal obligations.

Wherever possible, UK subsidiaries follow the same policy and overseas subsidiaries adopt similar policies in line with local best practice. The average creditor payment period for the Company during the year was 57 days (2003: 36 days).

Corporate Governance
The Directors’ Statement on Corporate Governance is set out on pages 9 and 10. The Statement of Directors’ Responsibilities in preparing the Accounts appears on page 18.

Going Concern
The directors, having considered the requirements of the Group and the banking facilities it has available, believe that the Group has adequate resources to continue its operations for the foreseeable future. Consequently, the going concern basis has been applied in preparing the financial statements for the year to 30 June 2004.

Annual General Meeting
The Annual General Meeting of the Company will be held at 12 noon on Thursday 25 November 2004 at its registered office: Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU. A separate circular, comprising a letter from the Chairman, Notice of Meeting, explanation of Special Business and a reply-paid Form of Proxy, accompanies this document.

Auditors
A resolution to reappoint KPMG Audit Plc as auditors and to authorise the directors to determine their remuneration will be proposed at the forthcoming Annual General Meeting.

By Order of the Board

Michael Arnaouti
Company Secretary & Director of Corporate Services
15 September 2004

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>	Directors’ Statement on Corporate Governance

Overview
The Company is committed to:

>	establishing and maintaining high standards of corporate governance – the process by which the Group is directed and managed, risks are identified and controlled and effective accountability assured; and

>	maintaining integrity and high ethical standards in all of its business dealings.

This Statement is intended to describe how the Group has applied the principles of the Combined Code on Corporate Governance (the ‘Code’), as appended to the Listing Rules of the Financial Services Authority, which applied to the Company for the year under review. It also highlights key changes and progress made since last year’s statement and explains how the one outstanding area of non-compliance was addressed during the year.

The Board, assisted by the Audit Committee, continually monitors developments in corporate governance. The review reported last year in respect of the introduction of the Sarbanes-Oxley Act of 2002 (US), to which the Company is subject by virtue of its NASDAQ listing, continued during the year. Consequently, a Code of Ethics for Senior Financial Officers and a Complaints and Whistle Blowing Procedure have both recently been introduced.

Following the publication of the Higgs Report (into the role and effectiveness of non-executive directors) and the Smith Report (into the role and responsibilities of audit committees), a revised version of the Code was introduced in July 2003 (the ‘New Code’) which is effective for the Company’s reporting year beginning on 1 July 2004. The Board continues to review its commitment to and compliance with the New Code and will report to shareholders accordingly in the 2005 Directors’ Statement on Corporate Governance.

The Board
Throughout the year, the Board comprised four non-executive directors (including the Chairman) and at least three executive directors. Their biographical details and standing committee memberships are shown on page 6. The offices of Chairman and Chief Executive are held separately with a clear division of responsibility between them.

The Board met on 13 occasions during the year (with director attendance in excess of 91%) and is scheduled to meet at least nine times during the coming year. It provides effective leadership and manages overall control of the Group’s affairs. To this end, a Board and Executive Manual (which is subject to annual review) sets out:

>	the duties, responsibilities and authorities of the directors;

>	a schedule of matters specifically reserved for the Board’s decision, which includes approval of the Group’s strategy, annual budget, major capital expenditure, acquisitions and disposals, risk management policies and financial statements; and

>	in relation to non-reserved matters, the terms of reference under which the Board has delegated certain responsibilities to its three standing committees.

Each of the non-executive directors is considered to be independent, as determined by the Board, and together bring a wide range of skills and international experience to bear on issues under consideration. This helps ensure that independent judgement is exercised and that a proper balance of power is maintained for full and effective control.

All directors are required to stand for election at the first Annual General Meeting following their appointment and to seek re-election at least every three years. They have access to the advice and services of the Company Secretary (who advises the Board in respect of its procedures, corporate governance and all compliance matters) and may, if necessary, take independent advice at the Company’s expense. The Company Secretary acts as Secretary to each standing committee and his appointment or removal is a matter reserved to the Board.

Audit Committee
Chairman, Victor Steel
The Audit Committee comprises three non-executive directors and meets no less than four times a year with the external auditors together with various representatives of the executive, finance and internal audit functions. It also meets privately with the external auditors on a regular basis. The Committee, inter alia:

>	is responsible for the appointment, review and remuneration of the external auditors and has authority to pre-approve their engagement for both audit and permitted non-audit services within an agreed framework;

>	annually assesses the independence and objectivity of the auditors;

>	reviews the annual and interim financial statements, the Group’s accounting policies and procedures and its financial control environment; and

>	reviews the Group’s system of internal controls, including risk management.

Remuneration Committee
Chairman, Allen Thomas
The Remuneration Committee comprises the four non-executive directors and meets at least twice a year and otherwise as necessary. It advises the Board on the Company’s remuneration strategy and determines, on behalf of the Board and within its remuneration policy, the individual remuneration package of each of the executive directors and all members of the senior management team. Further details are included in the Report on Directors’ Remuneration on pages 12 to 17.

No director is involved in deciding his own remuneration, whether determined by the Committee, or in the case of non-executives, by the Board. David Adams and Allen Thomas, both Remuneration Committee members, will stand for re-election as directors at the Company’s forthcoming Annual General Meeting.

Nomination Committee
Chairman, John van Kuffeler
The Nomination Committee comprises the four non-executive directors together with the Chief Executive and meets at least once a year. It is responsible for reviewing the composition and structure of the Board and for making recommendations to the Board for its consideration and approval.

Membership details of the Board’s standing committees are set out on page 6.

Relations with Shareholders
The Board attaches considerable importance to its relationship and communication with shareholders. Representatives of the Board meet regularly with institutional investors, fund managers, financial

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>	Directors’ Statement on Corporate Governance continued

analysts and brokers, both in the UK and overseas, in order to maintain a valuable dialogue within the parameters of the Financial Services and Markets Act 2000.

Communication with shareholders is facilitated by the issue of full year and interim reports which, together with other corporate information and press releases, are available on the Company’s website: www.eidos.com

The Annual General Meeting provides a forum for private shareholders to raise issues with the directors. The Notice convening the Meeting is normally issued at least 20 working days in advance and separate resolutions are proposed on each substantially separate issue. The results of the Meeting’s proceedings are made available on the Company’s website.

Internal Controls
The Board is ultimately responsible for the good standing of the Company, the management of assets for optimum performance and for operating an effective system of internal control appropriate to the business. However, it must be recognised that any control system can only provide reasonable and not absolute assurance against material misstatement or loss.

Internal Control Environment
Day-to-day operating and financial responsibility rests with senior management at territory head and operating unit level, although their performance is closely monitored by the executive through both the Executive Management and Development Review Committees. These Committees, which met on a monthly basis throughout the year (alternatively in the UK and US), are each chaired by the Chief Executive.

The following key elements comprise the present internal control environment which has been designed to identify, evaluate and manage, rather than eliminate, the risks faced by the Group in seeking to achieve its business objectives. The process is communicated through various operating, risk management and accounting policies and procedures:

>	an organisation structure with clear lines of responsibility and delegated levels of authority;

>	a comprehensive financial planning, control, budgeting and rolling forecast system, which includes monthly risk and opportunity assessment reviews at both local territory and Group levels;

>	an independent internal audit function (which is subject to annual review);

>	a flat management structure which facilitates open and timely communication; and

>	an experienced legal function that supports the Group’s business needs, particularly from an intellectual property protection and exploitation perspective.

The internal control process described above, which is regularly reviewed by the Board and accords with the guidance set out in the Code, has been in place throughout the year under review and up to the date of the 2004 Annual Report and Accounts.

Improvements During the Year
The following significant improvements were made during the year:

>	the review and formulation of a financial approvals and procedures matrix to enhance and strengthen the existing system of internal financial control across the Group; and
>	the adoption of a standard accounting and financial reporting system throughout the Group to help ensure the timely and consistant delivery of quality financial information to management.

Internal Control Process
The CEO sponsored programme of Operational Excellence, which includes the requirement for all operating units to conduct an annual self-assessment risk workshop, was launched early in 2003. It has proved very successful in helping to focus management on the ownership and responsibility of business risk management at local operating level. The workshops are based on a Group model developed in consultation with external advisors and the results form the basis of a centrally maintained Group business risk register.

The Corporate Risk Management Team, comprising the Chief Executive, Chief Financial Officer, Company Secretary and Director of Finance, meets on a regular basis to monitor and review material upwardly reported business risks as well as those potentially significant corporate risks identified from a top-down review. A two-tier corporate risk register is managed centrally and includes mitigating action plans and senior management responsibilities. This is presented to the Board for discussion quarterly and to the Audit Committee for full review on a half-yearly basis.

The Group’s internal audit and control function plays a key role in providing management and the Audit Committee with an independent view and continuing assessment of the system of internal controls currently in place, and the improvement being made against agreed remedial action plans. The work programme of this function is focused on those areas of perceived greatest risk to the business and is agreed annually in advance by the Audit Committee.

The Group has two joint venture investments in Spanish companies, Proein SL (75% interest), a software publishing business, and Pyro Studios SL (26.7% interest), a game development business. The Board believes that these companies have appropriate internal controls in place although the review of these operations is less comprehensive than for the Group’s subsidiary operations. It is intended that the Group’s full internal control and risk management programme will be extended to include Proein and Pyro during the forthcoming year.

Review of Effectiveness
The Board, assisted by the Audit Committee, has reviewed the effectiveness of the system of internal controls in place for the year to 30 June 2004, taking account of any material developments since that date, using the process set out above. The Board confirms that the review revealed nothing, which, in its opinion, indicated that the system was ineffective or unsatisfactory.

Compliance Status
The Board considers that throughout the year under review, the Company has fully complied with the requirements of the Code except in relation to the absence of pre-vesting performance conditions attaching to some discretionary share option awards as outlined in provision B.1.6 of the Code. This matter was formally addressed with effect from 12 December 2003, the date on which shareholders approved the introduction of two new long-term incentive arrangements (as detailed in the Report on Directors’ Remuneration on page 13), in place of the previous arrangements.

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>	Social Responsibility Statement

Eidos has a strong commitment to its customers, shareholders, employees and, in a wider context, to local communities and the environment generally. The Board also recognises that in today’s business world, corporate social responsibility (CSR) and the maximisation of long-term shareholder value are not incompatible but increasingly inter-dependent. Accordingly, and in taking ultimate responsibility for enhancing its good corporate citizenship status with all stakeholders, the Board is committed to developing and implementing CSR policies and best conduct practices which are targeted at:

>	complying with local laws and regulations;

>	providing safe and healthy working conditions;

>	promoting equality, fairness and ethical behaviour;

>	maintaining corporate integrity and reputation;

>	caring for the environment and participating in the community; and

>	requiring similar commitments from third parties.

The framework that embraces the commitments outlined above comprise the following key elements:

Health and Safety
The Chief Executive is the director responsible to the Board for the health, safety and environmental performance of the Group.

Pursuant to the Group’s Health and Safety policy statement, local management has been delegated responsibility for practical day-to-day compliance with relevant legislation at operating unit level. This includes the requirement for a local policy statement, the provision of appropriate related training as well as the communication to all employees of the need to create and maintain a safe and healthy working environment.

Environmental
In appreciating the importance of good environmental practice, Eidos seeks to ensure that its operations and products cause the minimum detrimental impact to the environment. The Group’s objective is to comply with environmental legislation in all countries where it operates and to promote effective resource management, energy efficiency, waste minimisation and recycling initiatives throughout the business. The entertainment software sector is, however, traditionally of low environmental impact.

The Group’s health, safety and environmental performance are regularly reviewed by the Risk Management Committee and onwards in turn by both the Audit Committee and the Board as part of their review of significant corporate risk exposures. This review and reporting structure forms part of the Group’s risk management programme as further described in the Director’s Statement on Corporate Governance on pages 9 and 10.

Community
Eidos aims to partner with local communities in which it operates by supporting local initiatives and charitable events. Consequently, each business unit is free to undertake community activities which are aligned with the needs of their local environment. Eidos encourages its employees to participate as volunteers in such activities and supports these initiatives through cash donations and in giving free gifts, employee time and other contributions. During the year, Eidos made charitable donations of £22,000 (2003: £17,000).

Ethical Standards
Eidos strives to observe high standards of moral, legal and ethical behaviour in all its business activities. The key message to all employees (and other interested parties) is that they must observe a code of conduct based on honesty, integrity and fair dealing at all times. To this end, a Complaints and Whistle Blowing Procedure and a Code of Ethics for Senior Financial Officers have both recently been introduced.

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>	Report on Directors’ Remuneration

Introduction and Compliance
This Report has been prepared in accordance with the Companies Act 1985, as amended by the Directors’ Remuneration Report Regulations 2002, and has been approved by the Board. It also satisfies the relevant requirements of the UK Listing Authority (‘UKLA’) and explains how the Board has applied the Principles of the Combined Code on Corporate Governance (the ‘Code’) as issued in 1998 (which is applicable for the year under review), in relation to directors’ remuneration. A resolution to approve this Report will be proposed at the forthcoming Annual General Meeting.

The information on pages 14, 16 and 17 in tabular form has been audited and an opinion in that regard forms part of the Auditors’ Report to the Company’s members on page 19. All other disclosure is not subject to audit.

The Board considers that throughout the year under review it has complied with the Code requirements, including Schedule A thereto, except in relation to the absence of pre-vesting performance conditions attaching to some discretionary share option awards. This matter was formally addressed with effect from 12 December 2003, the date on which shareholders approved the introduction of new long-term incentive arrangements (see (d) below), in place of the expiring arrangements.

Remit and Membership of the Remuneration Committee
The Board has established a Remuneration Committee which is constituted in accordance with the Code’s recommendations. The current members of the Committee all held office throughout the year and are identified on page 6.

The Committee’s remit is to:

>	review and make recommendations to the Board on the Company’s overall remuneration policy;

>	review and determine the remuneration package of each executive director (and all members of the senior management team), including their terms of service and termination, in accordance with the executive remuneration policy determined by the Board from time to time; and

>	administer the Company’s various share option and long-term incentive plans.

The Committee met on eight occasions during the year. Employees and independent external advisors who have attended all or some of the meetings and/or who have provided advice and services to materially assist the Committee in carrying out its duties were as follows:

>	Chief Executive (by invitation but not in relation to his own remuneration);

>	Company Secretary (as Secretary of the Committee);

>	Kepler Associates (as external remuneration consultants to and appointed by the Committee);

>	Human Resources Director (by invitation); and

>	the Company’s legal advisors.

During the year, Kepler Associates have also provided other services direct to the Company, including the provision of advice to the Board in respect of non-executive director fees and to the Chief Executive in respect of various operational remuneration matters.

Remuneration Policy
The Board’s executive remuneration policy has been in place throughout the year under review and is expected to remain in place during future years. The policy, which also extends to senior management, is to provide remuneration packages which:

>	are designed to attract, retain and motivate high calibre executives without paying excessively;

>	are competitive and commensurate with other international businesses of similar size, particularly those with which the Company competes in the entertainment software industry;

>	are based on local country practice;

>	maintain an appropriate balance and linkage between fixed and performance related variable remuneration so as to effectively align the interests of the executive with those of shareholders; and

>	incentivise and reward superior performance both in the short and long-term.

During the year, the Committee completed a review of the Company’s remuneration arrangements, in consultation with its external remuneration consultants and major shareholders, to ensure that on an integrated and total compensation basis they are both market competitive and properly aligned with the Company’s strategic objectives.

Consequently, a new annual bonus plan was established for the year under review (see paragraph (b) below) and replacement long-term incentive plans were introduced following shareholder approval at an Extraordinary General Meeting of the Company held on 12 December 2003.

The ways in which the performance and non-performance related elements of the remuneration package apply to the executive directors, both individually and collectively, and details of the actual remuneration paid to them during the year to 30 June 2004, is set out on the following pages.

The Company’s policy on non-executive directors’ remuneration is set out on page 15.

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Remuneration and Terms of Appointment for Executive Directors
(a) Base Salary
Base salaries are reviewed annually by the Committee taking into account job responsibilities, competitive market rates and the individual performance of the executive concerned. When setting salaries, the Committee is mindful of and sensitive to the wider scene, especially regarding employees’ pay and employment conditions elsewhere in the Group.

(b) Annual Incentive Bonus Plan
A new bonus scheme was introduced for the year, which was designed to reward executive directors and other senior executives for the achievement of annual objectives. The new plan primarily rewards the achievement of challenging financial goals (below which no bonus is earned) as determined by the Remuneration Committee at the beginning of each financial year with reference to the Company’s business plans and market expectations. A small proportion of the bonus opportunity (typically 15%) may be earned for achieving stretching personal performance objectives providing corporate objectives are met. The maximum bonus opportunity for executive directors is 100% of salary for full achievement of all performance targets. No bonus entitlements were earned in respect of the year under review.

(c) Retirement and Other Benefits
All serving executive directors participate in the Group Private Pension Plan. Jeremy Heath-Smith participated in the Core Design Pension Scheme until his cessation of employment on 30 September 2003. Both schemes are defined contribution arrangements whereby the Company’s contribution is based on a fixed percentage of base salary. No bonus or benefit-in-kind is pensionable.

Other benefits provided during the year included expensed company cars together with life, disability and health care insurance coverage. Michael McGarvey also benefited from a longstanding contractual entitlement to receive accommodation provided by the Company. Since 23 May 2004, a cash allowance has been paid to him in lieu of this benefit.

(d) Long-Term Equity Incentive Arrangements
At an Extraordinary General Meeting held on 12 December 2003, shareholders approved the introduction of new long-term equity incentive arrangements (which replaced the existing ones which were expiring in accordance with their terms), with the objective of making the Company’s overall executive remuneration structure more performance-related, more competitive and more aligned with shareholders’ interests. The following arrangements were introduced :

>	two new share option schemes: a UK Inland Revenue approved scheme (the ‘2003 Eidos Approved Share Option Plan’) and a scheme which is not subject to Inland Revenue limits (the ‘2003 Eidos Unapproved Share Option Plan’) (together, the ‘New Option Plans’); and

>	a new share-based incentive plan, to be known as the Eidos 2003 Performance Share Plan (the ‘Performance Share Plan’).

New Option Plans
Under the New Option Plans, the Committee may make annual option grants to participants over shares worth up to 200% of basic salary, although in normal circumstances the Committee anticipates that awards will generally be limited to 50% to 100% of salary per annum for members of the Executive Team (which comprises some 8-10 people including the executive directors and certain members of senior management). Vesting of the awards is subject to challenging performance conditions, as determined by the Committee at the date of grant. In relation to grants made during the year, vesting is contingent upon real three-year average Earnings Per Share (EPS) growth targets, with awards to Executive Team participants vesting as to:

>	25% if Eidos’ EPS growth exceeds RPI + 5% per annum;

>	50% if Eidos’ EPS growth exceeds RPI + 10% per annum;

>	100% is Eidos’ EPS growth exceeds RPI + 15% per annum; and

>	a straight line sliding scale vesting entitlement between these levels of performance.

To the extent that the performance condition is not satisfied at the end of the third year, it may be retested at the end of the fifth year (from the same fixed base). If the performance condition has not been satisfied in full at that time, any residual unvested options will automatically lapse.

All EPS calculations are based on audited annual results of the Company. Having consulted with the Company’s major shareholders and the Association of British Insurers (ABI), the Remuneration Committee believes that these performance conditions are both appropriate and demanding, as options may only be exercised in full subject to exceptional corporate performance.

Performance Share Plan
Under the Performance Share Plan, the Committee may make annual grants of conditional awards over Ordinary shares in the Company worth up to 100% of basic salary to participants. It is the Committee’s current policy that participation in the Performance Share Plan will be limited to members of the Executive Team (as defined above) and awards will generally be limited to no more than 50 - 75% of salary per annum. In relation to awards made during the year, vesting is contingent upon three-year Total Shareholder Return (TSR) performance targets, with 50% of the award being measured relative to a selected peer group of companies and 50% relative to the FTSE 250 (excluding Investment Trusts).

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>	Report on Directors’ Remuneration continued

Initial awards vest (with no retesting permitted) as to:

>	25% of each element if the Company’s TSR matches the median TSR of the relevant comparator group;

>	100% of each element if the Company’s TSR falls within the upper quartile of the relevant comparator group; and

>	a straight line sliding scale vesting entitlement between these levels of performance.

The following companies have been selected by the Remuneration Committee as a peer group against which TSR performance conditions attaching to 50% of initial awards will be measured:

Acclaim Entertainment Inc	Namco Ltd
Activision Inc	Sega Corp
Atari SA	Take-Two Interactive Software Inc
Capcom Co Ltd	THQ Inc
Electronic Arts Inc	UBI Soft Entertainment
Midway Games Inc

Having consulted with major shareholders and the ABI, the Committee believes that these performance conditions are both demanding and appropriate since they measure corporate performance against comparable companies and align management’s incentives with the long-term interests of shareholders. All TSR calculations will be performed by independent external consultants and will be confirmed by the Committee.

Any ‘dual’ participation by an Executive Team member in any year under the New Option Plans and the Performance Share Plan will be coordinated by the Committee to ensure a single, rational remuneration package which is not excessive.

The Committee will review the performance conditions each time awards are granted under all plans, in order to ensure that they remain challenging, and may impose different conditions on future awards.

Details of awards made to executive directors during the year under the Performance Share Plan are as follows:

	1 July 2003		Market value of			Vesting
	(or date of		shares when	Awards		dates of
	appointment	Granted	award granted	lapsed/vested	Interests at	outstanding
	if later)	in the year	(£)	during the year	30 June 2004	awards

Stuart Cruickshank	–	81,300	1.33	–	81,300	12/12/06
Jonathan Kemp	–	67,800	1.33	–	67,800	12/12/06
Michael McGarvey	–	244,200	1.33	–	244,200	12/12/06

As previously reported, pending the introduction of the Performance Share Plan and in order to retain and incentivise certain key executives, the Committee made a small number of share awards under a Restricted Stock Plan (as permitted under the UKLA Listing Rules).

Details of outstanding awards made under the Restricted Stock Plan are as follows:

	1 July 2003 (or at		Market value of			Vesting
	date of		shares when	Awards		dates of
	appointment	Granted	award granted	lapsed/vested	Interests at	outstanding
	if later)	in the year	(£)	during the year	30 June 2004	awards

Jonathan Kemp (1)	37,500	–	1.21	–	37,500	20/09/05
Jonathan Kemp (2)	–	10.000	1.49	–	10,000	17/10/06
Michael McGarvey (1)	145,000	–	1.21	–	145,000	20/09/05

(1)	No pre-vesting performance conditions apply.
(2)	Vesting conditional upon an Earnings Per Share increase of at least 15% over a period of three consecutive financial years.

As employees, the executive directors are also entitled to participate in the Company’s all-employee UK Savings Related Share Option Scheme under which options may be granted with an exercise price discounted by up to 20% of the market price of an Eidos share at the time of grant. Further details on the Company’s existing share plans are provided in note 19 to the Accounts.

Share Ownership Guidelines
In parallel with the introduction of the new long-term incentive arrangements as aforesaid, and in line with good market practice, the Committee also introduced share ownership guidelines targeted at Executive Team members. The target ownership levels are 1.5 x salary for the CEO, 1.0 x salary for other executive directors and 0.5 x salary for other members of the senior management team. Target ownership levels are expected to be built up over a five year period. The level of personal holdings will be taken into account when the Committee considers future awards under the new equity incentive plans.

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(e) Service Contracts
It is the Company’s policy that all executive directors should have service contracts which are terminable on no more than 12 months’ notice and that their employment should automatically terminate on retirement at age 65. The executive directors who served during the year have service contracts on these terms. All directors are subject to election by shareholders at the first Annual General Meeting following their appointment and subject to re-election at not more than three year intervals thereafter.

All service contracts include appropriate post-termination restrictive covenants in relation to, inter alia, non-competition and non-solicitation of employees, and contain authority for the Company to make payment in lieu of notice. Whilst no specific provision exists for compensation on early termination (except in the case of Michael McGarvey arising from a change of control), the Company may seek to apply practical mitigation measures to any payment on termination taking into account all relevant circumstances.

Details of service contracts for those executive directors who served during the period are as follows:
Notice Period from
Director	Contract Date	Company and Employee

Stuart Cruickshank	6 June 2001	12 months
Jeremy Heath-Smith (1)	26 March 2002	12 months
Jonathan Kemp (2)	1 December 2003	12 months/6 months
Ian Livingstone	18 October 1995	6 months
Michael McGarvey	30 May 2001	12 months
Simon Protheroe (3)	16 June 1994	6 months

(1)	Jeremy Heath-Smith resigned as a director on 14 July 2003 — see note 2 of Individual Directors’ Remuneration table on page 16
(2)	Jonathan Kemp was appointed a director on 1 December 2003
(3)	Simon Protheroe resigned as a director on 28 October 2003 but remains an employee of the Company

External Directorships
In appropriate circumstances, the Board will consider requests from executive directors to accept external non-executive Board appointments. During the year, Ian Livingstone held one such non-executive directorship for which he received, and is entitled to retain, fees of £3,000.

Total Shareholder Return: Five-Year Performance Graph
The following graphs show the Company’s performance measured by total shareholder return (TSR) for the five years to 30 June 2004 as compared with the TSR performance of the FTSE 350 Index and the techMARK 100 Index. TSR represents share price growth plus reinvested dividends. The two indices have been selected as they each provide a broad equity market index against which the Company’s performance can be compared, recognising the uniqueness of the niche market in which the Company operates and the absence of any material comparator UK companies.

Eidos Relative to the FTSE 350	Eidos Relative to the techMARK 100

Non-Executive Directors Remuneration and Terms of Appointment
The Board as a whole, having regard to current market practice, annually reviews the fees of the Chairman and non-executive directors. The current fees were last reviewed on 1 July 2003. This year’s annual review is being held in abeyance pending completion of the Board’s strategic review programme.

Excluding the Chairman, the non-executive directors’ annual fee comprises, as applicable, a basic fee of £30,000, a committee membership fee of £3,000, a committee chairmanship fee of £3,000 and, in the case of David Adams, a fee of £3,000 in recognition of his additional responsibilities as the Senior Independent Director.

The non-executive directors do not have service contracts with the Company and are each appointed, subject always to the Company’s Articles of Association, on a one-year rolling term basis. Their letters of appointment contain no provision for payment of compensation on early termination. They are not eligible for bonus or share option awards and their service is non-pensionable. Each non-executive director’s appointment is reviewed at least every three years by the Nomination Committee and the Board respectively.

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>	Report on Directors’ Remuneration continued

Individual Directors’ Remuneration
Individual and total remuneration of the directors holding office during the year:

								Year ended	Year ended	Year ended
		Year ended 30 June 2004						30 June 2003	30 June 2004	30 June 2003

Annualised
Salary and/or					Compens-				Pension	Pension
Fees as at		Salary and/or			ation	Taxable			Contributions	Contributions
1 July 2004		Fees	Bonus	Royalty	Payment	Benefits(1)	Total	Total	(Money Purchase)	(Money Purchase)
£’000		£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

	Executives
213.0	Stuart Cruickshank	203.3	–	–	–	26.9	230.2	252.2	24.4	22.8
–	Jeremy Heath-Smith(2)	62.4	–	–	236.0	8.0	306.4	961.1	7.5	30.0
204.8	Jonathan Kemp(3)	113.8	–	–	–	13.4	127.2	–	11.9	–
240.0	Ian Livingstone	240.0	–	–	–	27.6	267.6	267.6	28.8	28.8
366.3	Michael McGarvey	366.3	–	–	–	113.5	479.8	512.9	21.2	20.2
–	Simon Protheroe(4)	28.9	–	–	–	4.8	33.7	114.1	3.5	10.0
	Non-executives
42.0	David Adams	42.0	–	–	–	–	42.0	29.3	–	–
105.0	John van Kuffeler	105.0	–	–	–	–	105.0	101.3	–	–
42.0	Victor Steel	42.0	–	–	–	–	42.0	40.5	–	–
42.0	Allen Thomas	42.0	–	–	–	–	42.0	40.5	–	–

	Total 2004	1,245.7	–	–	236.0	194.2	1,675.9	2,319.5	104.3	111.8

	Total 2003	1,329.8	118.0	663.0	–	208.7	2,319.5	–	–	–

Notes:
(1)	Taxable benefits include expensed company cars, life, disability and healthcare insurance coverage. Michael McGarvey (the highest paid director), also received the benefit of £62,080 in relation to Company provided housing accommodation during the year. With effect from 23 May 2004, a cash allowance has been paid to him in lieu of this benefit at a current annual rate of £69,484.
(2)	Jeremy Heath-Smith resigned as a director of Eidos plc and Core Design Limited on 14 July 2003. He remained on paid leave until 30 September 2003 while the Company undertook a development and technology capability review of the Core Design studio. Effective from 30 September 2003, Mr Heath-Smith left the Company’s employment and received a severance payment of £236,000 (gross) representing the residual value of his 12 month contractual notice entitlement. The payment was made under a Compromise and Settlement Agreement, which, inter alia, reaffirmed the continuing nature of various post-termination restrictive covenants owed by him to the Company. No further payments are due or payable to Mr Heath-Smith arising from either his former offices or the cessation of his employment with the Company.
(3)	Jonathan Kemp was appointed to the Board on 1 December 2003.
(4)	Simon Protheroe resigned from the Board on 28 October 2003 but remains an employee of the Company.

Directors’ Remuneration: Summary
	Year ended	Year ended
	30 June 2004	30 June 2003

	£’000	£’000
Total emoluments for all directors	1,440	2,319
Pension contributions to money purchase schemes	104	112
Gains made on exercise of share options	–	–

	1,544	2,431

Directors’ Interests
In addition to the Restricted Stock Plan and Performance Share Plan interests as set out on page 14, the interests of the directors (including their immediate families and any connected persons) in the Ordinary shares of the Company at the beginning and end of the year are set out below.

	At 1 July 2003 (or date of appointment if later)		At 30 June 2004 (or date of resignation if earlier)

	Options and/or Warrants		Options and/or Warrants
	Ordinary Shares	over Ordinary Shares	Ordinary Shares	over Ordinary Shares

Stuart Cruickshank	9,074	109,742	9,074	302,742
Jeremy Heath-Smith	1,010,065	202,997	1,010,065	202,997
Jonathan Kemp	20,087	333,176	20,087	450,606
John van Kuffeler	–	–	10,000	–
Ian Livingstone	2,942,612	502,201	2,942,612	187,716
Simon Protheroe	–	254,258	–	254,258
Michael McGarvey	64,913	1,260,018	64,913	1,626,318

Notes:
(1)	Directors’ beneficial holdings of Ordinary shares (nominal value 2 pence each) do not form part of remuneration provided by the Company.
(2)	The non-executive directors are not entitled to receive share option awards from the Company.
(3)	There have been no changes between 30 June 2004 and 15 September 2004 (the date on which these accounts have been signed) in the directors’ beneficial or non-beneficial interests in the Company. Save as disclosed, none of the directors had any other interest in the securities of the Company or any subsidiary.
(4)	On 19 December 2003, Ian Livingstone exercised warrants over 314,485 Ordinary shares in the Company at a price of 19.04p per share. The warrants emanated from the Company’s acquisition of the Domark Group of companies in 1996. The original exercise period was due to expire on 31 December 1996 but was extended by the Board until 31 December 2003. Mr Livingstone sold the resulting 314,485 Ordinary shares for a consideration of £1.39 per share (total gain £377,256).

> 16 Eidos plc Annual Report & Accounts 2004

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Share Options
An analysis of the options over Ordinary shares held by the executive directors under the Company’s various plans, including options which lapsed unexercised during the year, is set out below. All figures are audited and reflect, as appropriate, changes in the Company’s capital structure since the original dates of grant.

	1 July 2003			30 June 2004
	(or date of			(or date of
	appointment	Granted in	Lapsed in	resignation		Option Price	Date First
	if later)	the year	the year	if earlier)	Date of Grant	(pence)	Exercisable	Expiry Date	Notes

Stuart Cruickshank	88,236	–	–	88,236	04/09/01	255.00	05/09/04	05/09/08	1
	11,764	–	–	11,764	04/09/01	255.00	05/09/04	05/09/11	1
	9,742	–	–	9,742	01/10/02	97.00	01/11/05	01/05/06	4
	–	100,000	–	100,000	10/09/03	145.00	11/09/06	11/09/10	1
	–	93,000	–	93,000	12/12/03	133.00	12/12/06	12/12/13	3
Jeremy Heath-Smith	21,267	–	21,267	–	25/04/96	141.04	n/a	n/a
	8,119	–	8,119	–	12/03/02	117.00	n/a	n/a
	173,611	–	173,611	–	28/04/03	144.00	n/a	n/a
Jonathan Kemp	9,110	–	–	9,110	28/05/99	329.21	29/05/02	28/05/09	1
	129,855	–	–	129,855	28/05/99	329.21	29/05/02	28/05/09	1
	44,469	–	–	44,469	10/04/00	298.63	11/04/03	10/04/07	1
	75,000	–	–	75,000	24/07/01	254.00	25/07/04	25/07/08	1
	9,742	–	–	9,742	01/10/02	97.00	01/11/05	01/05/06	4
	65,000	–	–	65,000	17/10/03	149.00	17/10/06	17/10/10	2
	–	117,430	–	117,430	12/12/03	133.00	12/12/06	12/12/13	3
Ian Livingstone	21,050	–	–	21,050	02/04/96	142.48	03/04/99	01/04/06	1
	166,666	–	–	166,666	28/04/03	144.00	28/04/06	28/04/10	1
Simon Protheroe	55,586	–	–	55,586	20/07/94	61.76	21/07/97	19/07/04	1
	111,172	–	–	111,172	10/03/95	62.96	11/03/98	09/03/05	1
	50,000	–	–	50,000	20/09/02	121.00	20/09/05	20/09/09	1
	37,500	–	–	37,500	28/04/03	144.00	28/04/06	28/04/10	1
Michael McGarvey	139,543	–	–	139,543	15/10/97	154.26	16/10/00	14/10/04	1
	1,111,725	–	–	1,111,725	13/10/98	105.24	14/10/01	13/10/05	1
	8,750	–	–	8,750	10/04/03	108.00	01/05/06	01/11/06	4
	–	366,300	–	366,300	12/12/03	133.00	12/12/06	12/12/13	3

Notes:
(1)	Granted under the Eidos plc Share Option Scheme. No pre-vesting performance conditions apply. No further options will be granted under this closed Scheme.
(2)	Granted under the Eidos plc Share Option Scheme. Vesting conditional upon an Earnings Per Share increase of at least 15% over a period of three consecutive financial years. No further options will be granted under this closed Scheme.
(3)	Granted under the 2003 Eidos Unapproved Share Option Plan. Pre-vesting performance conditions detailed on page 13.
(4)	Granted under the All-Employee UK Savings-Related Share Option Scheme. No pre-vesting performance conditions apply.

The mid-market price of an Eidos share was 137p on 1 July 2003 and 107p on 30 June 2004 and during that period ranged between a high of 183p and a low of 105p.

The directors’ service contracts and letters of appointment, together with the statutory Register of Directors’ Interests (containing full details of directors’ shareholdings and other interests), are available for inspection by shareholders at the Company’s registered office during normal business hours and at the Annual General Meeting.

On behalf of the Board

Allen Thomas
 Chairman of the Remuneration Committee
15 September 2004

> 17 Eidos plc Annual Report & Accounts 2004

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>	Statement of Directors’ Responsibilities

The Companies Act requires the directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Company and Group and of the profit or loss for that period. In preparing those financial statements, the directors are required to:

>	select suitable accounting policies and then apply them consistently;

>	make judgements and estimates that are both reasonable and prudent;

>	state whether applicable accounting standards have been followed, subject to any material departures being disclosed and explained in; and

>	prepare financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors are responsible for:

>	keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Act 1985; and

>	for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The directors are also responsible for the maintenance and integrity of the Company’s website on the internet. Financial information published on the website is based on legislation in the UK governing the preparation and dissemination of accounts, which may be different from comparable legislation in other jurisdictions.

> 18 Eidos plc Annual Report & Accounts 2004

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>	Independent Auditors’ Report to the Members of Eidos plc

We have audited the financial statements on pages 20 to 43. We have also audited the information in the Report on Directors’ Remuneration that is described as having been audited.

This Report is made solely to the Company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors
The directors are responsible for preparing the Annual Report and the Report on Directors’ Remuneration. As described on page 18, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession’s ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Report on Directors’ Remuneration to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors’ Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and transactions with the Group is not disclosed.

We review whether the statements on pages 9 and 10 reflect the Company’s compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the Corporate Governance Statement and the unaudited part of the Report on Directors’ Remuneration, and consider whether it is consistent with the audited financial statements. We consider the implications for our Report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of Audit Opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Report on Directors’ Remuneration to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Report on Directors’ Remuneration to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Report on Directors’ Remuneration to be audited.

Opinion
In our opinion:

>	the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 June 2004 and of the loss of the Group for the year then ended; and

>	the financial statements and the part of the Report on Directors’ Remuneration to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants	8 Salisbury Square
Registered Auditor	London EC4Y 8BB

15 September 2004

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>	Consolidated Profit and Loss Account

		Year ended		Year ended
		30 June		30 June
		2004		2003

	Notes	£’000		£’000

Turnover: Group and share of joint ventures		150,057		169,048
Less: share of joint ventures’ turnover		(16,140)		(17,514)

Turnover	2	133,917		151,534
Cost of sales		(49,877)		(62,099)

Gross Profit		84,040		89,435
Selling and marketing		(26,703)		(25,747)
Research and development		(39,190)		(32,579)
Administrative expenses
Goodwill amortisation		(1,567)		(264)
Other		(22,208)		(20,173)
		(23,775)		(20,437)

Operating expenses		(89,668)		(78,763)

Group Operating (Loss)/Profit		(5,628)		10,672
Share of operating profit of joint ventures		2,068		2,950
Joint ventures goodwill amortisation		–		(471)

Total Operating (Loss)/Profit		(3,560)		13,151
Profit on disposal of fixed asset investments	7	–		1,400

(Loss)/Profit on Ordinary Activities Before Interest and Tax	2	(3,560)		14,551
Net interest receivable	5	1,609		2,803

(Loss)/Profit on Ordinary Activities Before Tax	6	(1,951)		17,354
Tax (charge)/credit on profit on ordinary activities	8
Operational		(962)		(3,744)
Exceptional		–		5,595
		(962)		1,851

(Loss)/Profit for the Year		(2,913)		19,205

(Loss)/earnings per share (basic)	9	(2.1	)p	13.8p
(Loss)/earnings per share (diluted)	9	(2.1	)p	13.7p
(Loss)/earnings per share before goodwill amortisation and exceptional items (basic)	9	(1.0	)p	9.3p

There is no difference between the loss on ordinary activities before taxation and the loss for the financial year stated above, and their historical cost equivalents.

>	Consolidated Statement of Total Recognised Gains and Losses

	Year ended	Year ended
	30 June	30 June
	2004	2003

	£’000	£’000
(Loss)/Profit for the Year
Group	(4,437)	17,186
Joint ventures	1,524	2,019

	(2,913)	19,205

Currency Translation Differences on Foreign Currency Net Investments
Group	(1,349)	(635)
Joint ventures	(126)	406

	(1,475)	(229)

Total Gains and Losses Recognised	(4,388)	18,976

> 20 Eidos plc Annual Report & Accounts 2004

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>	Balance Sheets
		Group		Company

			Restated note 1		Restated note 1
		30 June	30 June	30 June	30 June
		2004	2003	2004	2003

	Notes	£’000	£’000	£’000	£’000
Fixed Assets
Intangible assets	10	25,258	252	–	–
Tangible assets	11	6,167	4,681	1,092	769
Investments	12	–	–	27,405	–
Joint ventures	12
Share of gross assets		5,851	5,302	–	–
Share of gross liabilities		(1,646)	(2,557)	–	–

Total joint ventures		4,205	2,745	–	–

Interest in associated undertaking	12	–	1	–	–

Total investments		4,205	2,746	27,405	1,705

Total Fixed Assets		35,630	7,679	28,497	2,474

Current Assets
Stocks	13	3,457	2,772	–	–
Debtors	14	16,162	39,122	61,171	86,390
Cash at bank and in hand	24	37,404	58,242	25,048	48,593

		57,023	100,136	86,219	134,983

Creditors: amounts falling due
within one year	15	(16,775)	(32,204)	(3,137)	(24,944)

Net Current Assets		40,248	67,932	83,082	110,039

Total Assets Less Current Liabilities		75,878	75,611	111,579	112,513

Creditors: amounts falling due after more
than one year	16	(411)	(33)	–	–
Provisions for Liabilities and Charges	17	(3,531)	–	(2,068)	–

Net Assets		71,936	75,578	109,511	112,513

Capital and Reserves
Called up share capital	19	2,840	2,799	2,840	2,799
Share premium account	20	78,594	138,315	78,594	138,315
Other reserves	20	690	707	150	167
Merger reserve	20	1,980	–	1,980	–
Profit and loss account	20	(9,604)	(65,967)	28,511	(28,492)
Reserve for own shares	20	(2,564)	(276)	(2,564)	(276)

Equity Shareholders’ Funds	21	71,936	75,578	109,511	112,513

The financial statements were approved by the Board of Directors on 15 September 2004 and were signed on its behalf by:

Michael McGarvey Chief Executive Officer	Stuart Cruickshank Chief Financial Officer

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>	Consolidated Cash Flow Statement

		Year ended	Year ended
		30 June	30 June
		2004	2003

	Notes	£’000	£’000

Net Cash Inflow/(Outflow) from Operating Activities	23	8,187	(4,674)

Dividends from Joint Ventures and Associates		989	2,195

Returns on Investments and Servicing of Finance
Interest received		1,665	2,151
Bank interest paid		(199)	(325)
Interest paid on finance leases		(9)	(28)
Other interest		40	–

		1,497	1,798

Taxation
UK tax (paid)/repaid		(4,153)	283
Overseas tax paid		(1,090)	(28)

		(5,243)	255

Capital Expenditure and Financial Investment
Purchase of tangible fixed assets		(2,765)	(1,756)
Sale of tangible fixed assets		13	18
Proceeds from other investments		–	1,400

		(2,752)	(338)

Acquisitions and Disposals
Purchase of subsidiary undertaking		(21,622)	–
Net cash acquired with subsidiary undertaking		75	–
Sale of associate		488	–

Net Cash Outflow Before Management of Liquid Resources and Financing		(18,381)	(764)

Management of Liquid Resources
Decrease in short-term deposits	24	17,569	7,785

Financing
Issue of ordinary share capital		273	212
Purchase of own shares (net of proceeds from share issuances)		(2,288)	(276)
Capital element of finance lease rental payments		(97)	(223)

		(2,112)	(287)

(Decrease)/Increase in Cash in the Year	24	(2,924)	6,734

Reconciliation of Net Cash Flow to Movement in Net Funds
		£’000	£’000

(Decrease)/increase in cash in the year		(2,924)	6,734
Capital element of finance lease rental payments		97	223
Decrease in term deposits		(17,569)	(7,785)

Change in net funds resulting from cash flows	24	(20,396)	(828)
New finance leases		(134)	(31)
Finance leases on acquisition of IO Interactive A/S		(693)	–
Exchange rate movements		(348)	300

Movement in net funds in the year		(21,571)	(559)
Net funds at 1 July		58,219	58,778

Net funds at 30 June	24	36,648	58,219

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>	Notes to the Accounts

1. Principal Accounting Policies
The financial statements have been prepared on a going concern basis and in accordance with the Companies Act 1985, under the historical cost convention and in accordance with applicable accounting standards, which have been applied consistently throughout the year, except as noted below, in respect of own shares.

Own Shares
Own shares held by the Company’s Employee Benefit Trust were previously classified under UITF 13 as fixed asset investments. For the shares that relate to the restricted stock scheme or the performance share plan, as prescribed by UITF 17, the difference between their market value at the date of grant and their exercise price is being charged to the profit and loss account over three years, the performance period of each scheme.

UITF 38 – Accounting for ESOP Trusts, which has been adopted, has superseded UITF 13. The effect of adoption is to show the consideration paid by the Company for investments in its own shares as a deduction in arriving at shareholders’ funds, instead of fixed assets. This has resulted in fixed asset investments of £199,000 being transferred to an own shares reserve. As there is a requirement in UITF 38 to disclose the historic cost of own shares held, a further adjustment of £77,000, being the cumulative UITF 17 charge to date, has been reclassified from the profit and loss reserve to own shares reserve.

The adjustments made for the adoption of UITF 38 are shown in note 20.

Basis of Consolidation
The Consolidated Profit and Loss Account and Balance Sheet include the financial statements of the Company and its subsidiary undertakings (‘the Group’). The results of subsidiaries sold or acquired are included in the Consolidated Profit and Loss Account up to, or from, the date control passes. Intra-Group sales and profits are eliminated fully on consolidation. On acquisition of a subsidiary, all of the subsidiary’s assets and liabilities that exist at the date of acquisition are recorded at their fair values reflecting their condition at that date. The Group recognises all changes to those assets and liabilities, and the resulting gains and losses that arise after the Group has gained control of the subsidiary. The Company has taken advantage of Section 230 of the Companies Act 1985 and has not presented its own profit and loss account.

Associated and Joint Venture Undertakings
Associated undertakings are undertakings in which the Group holds a long-term interest and over which it actually exercises significant influence. Joint ventures are undertakings, which are jointly controlled with other entities or individuals. The Group’s share of profits less losses from associated and joint undertakings is included in the Consolidated Profit and Loss Account on the equity accounting basis and its interest in their net assets included in investments in the consolidated Balance Sheet.

Goodwill
Goodwill in respect of the acquisition of subsidiaries, joint ventures and associated undertakings represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill arising prior to April 1998 has been written off immediately against reserves.

Goodwill arising after April 1998 is capitalised and amortised to nil in the profit and loss account over the estimated useful economic life in accordance with FRS10. The useful economic life has been assessed as being between 3 and 5 years.

A charge is recognised in the Group’s profit and loss account in respect of any impairment in the value of goodwill. Goodwill written off directly to reserves and not previously charged to the Group’s profit and loss account is included in determining the profit and loss on disposal. Goodwill previously written off to reserves was not reinstated in the Balance Sheet when FRS10 was adopted. It has been offset against the merger reserve with the excess being offset against the profit and loss reserve.

Turnover
Turnover, which excludes sales between Group companies, represents the invoiced amounts of goods sold, net of provisions for returns, value added tax and trade discounts (excluding co-operative advertising expenses). Revenue from licence agreements is recognised when the right to consideration is obtained in exchange for performance.

Tangible Fixed Assets
The cost of fixed assets is their purchase cost, together with any incidental costs of acquisition. Provision is made for depreciation on all tangible fixed assets at rates calculated to write off the cost less residual value of each asset over its expected useful life as follows:

>	leasehold improvements: over the life of the lease;
>	fixtures and fittings: 20% per annum straight line;
>	computer equipment: 33% per annum straight line; and
>	motor vehicles: 25% per annum straight line.

Research and Development
All research and development expenditure is charged to the profit and loss account as incurred. This includes all software development expenditure on individual titles, advance royalties paid under publishing agreements to external developers and advance royalties paid under licensing arrangements.

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>	Notes to the Accounts continued

Investments
Investments held as fixed assets are stated at cost less provision for any impairment in value.

Licence Fees
Licence fees payable to celebrities and professional sports organisations for use of their name over a number of years or for a range of products (a franchise), including sub-licence arrangements and fees payable through intermediaries, are charged to the profit and loss account as sales and marketing expenditure on the basis of actual product sales. Management relies on forecasts of sales to determine the relevant amortisation rate of the licence fee.

Licence fees are classified as current and non-current assets based on the remaining life of the licence. Management regularly reviews the carrying value of such licences, including comparing actual sales to forecast, and will accelerate the amortisation should circumstances require it.

Taxation
Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but have not reversed by the balance sheet date, except as otherwise required by FRS 19. Tax charges or credits arising on the retranslation of foreign currency borrowings used to finance or provide a hedge against equity investments in foreign enterprises are taken to the Statement of Total Recognised Gains and Losses together with the exchange differences on the borrowings themselves. A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Foreign Currencies
Assets and liabilities of subsidiaries in foreign currencies are translated into sterling at rates of exchange ruling at the end of the financial period. The results and cash flows of foreign subsidiaries are translated at the average rate of exchange for the period. Gains or losses on exchange arising from the retranslation of the opening net investment in subsidiary companies and from the translation of the results of those companies are taken to reserves and are reported in the Statement of Total Recognised Gains and Losses. Exchange differences arising from the retranslation of long-term foreign currency borrowings used to finance foreign currency investments are also taken to reserves. Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction or if hedged forward, at the date of exchange under the related foreign currency contract. Monetary assets and liabilities denominated in foreign currencies are translated using the contracted rate or the rate of exchange ruling at the balance sheet date and the gains or losses on translation are included in the profit and loss account.

Stocks
Stocks are valued at the lower of cost and net realisable value. Cost is determined on a weighted average basis and includes transport and handling costs.

Finance and Operating Leases
Costs in respect of operating leases are charged on a straight line basis over the lease term. Leasing agreements, which transfer to the Group substantially all the benefits and risks of ownership of an asset, are treated as if the asset has been purchased outright. The assets are included in fixed assets and the capital element of Group leasing commitments is shown as obligations under finance leases. The capital element is applied to reduce the outstanding obligations and the interest element is charged against profit so as to give a constant periodic rate of charge on the remaining balance outstanding at the end of each accounting period.

Assets held under finance leases are depreciated over the shorter of the lease terms and the useful lives of equivalent owned assets.

Pensions
The Group operates various defined contribution pension schemes. Contributions are recognised as they are incurred in accordance with the rules of the schemes.

Derivative Financial Instruments
The Group uses derivative financial instruments to reduce exposure to foreign exchange risk. The Group does not hold or issue derivative financial instruments for speculative purposes. For a forward foreign exchange contract to be treated as a hedge, the instrument must be related to actual foreign currency assets or liabilities or to a probable commitment. It must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the Group’s operations. Gains and losses arising on these contracts are deferred and recognised in the profit and loss account, or as adjustments to the carrying amount of fixed assets, only when the hedged transaction has itself been reflected in the Group’s accounts. If an instrument ceases to be accounted for as a hedge, for example, because the underlying hedged position is eliminated, the instrument is marked to market and any resulting profit or loss recognised at that time.

> 24 Eidos plc Annual Report & Accounts 2004

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2. Segmental Analysis
Segmental Analysis by Class of Business
For the years ended 30 June 2004 and 30 June 2003, all turnover, profit before interest and taxation and net assets relate to computer entertainment software.

Segmental Analysis by Geographical Area

	By Destination		By Origin

	Year ended	Year ended	Year ended	Year ended
	30 June	30 June	30 June	30 June
	2004	2003	2004	2003

Turnover – Continuing Activities	£’000	£’000	£’000	£’000

United Kingdom	29,265	36,323	43,641	51,059
France	17,431	12,746	21,299	15,733
Germany	13,552	14,123	15,019	16,017
Rest of Europe	19,993	16,788	–	–
United States of America	42,518	62,274	48,820	65,088
Rest of World	11,158	9,280	5,138	3,637

	133,917	151,534	133,917	151,534

	Year ended	Year ended
	30 June	30 June
	2004	2003

Inter-Segment Sales (Predominantly Royalties)	£’000	£’000

United Kingdom	26,343	42,601
France	11,708	–
Germany	11,490	66
United States of America	29,185	30,522
Rest of World	10,694	1,027

	89,420	74,216

Turnover from joint ventures, as shown in the Consolidated Profit and Loss Account, originates from Spain and relates to computer software.

In addition, turnover in the United Kingdom includes £2,648,000 (year ended 30 June 2003: £1,632,000) of sales to joint ventures in Spain.

(Loss)/Profit Before Interest and Taxation

	Year ended	Year ended
	30 June	30 June
	2004	2003

Geographical Segment	£’000	£’000

United Kingdom	(8,575)	4,426
France	1,620	1,494
Germany	(1,825)	(1,034)
Spain (joint ventures)	1,862	2,479
Denmark	4,116	–
United States of America	(803)	6,219
Rest of World	45	(433)
	(3,560)	13,151

	–	1,400

Exceptional item – United Kingdom (see note 7)	(3,560)	14,551

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>	Notes to the Accounts continued

2. Segmental Analysis (Continued)
Net Assets/(Liabilities)

		Restated note 1
	30 June	30 June
	2004	2003

Geographical Segment	£’000	£’000

United Kingdom	80,785	99,678
France	4,347	3,369
Germany	1,601	(1,279)
Spain (joint ventures)	3,919	2,745
Denmark	7,201	–
United States of America	(25,788)	(28,927)
Rest of World	(129)	(8)

	71,936	75,578

3. Directors’ Emoluments
Details of directors’ emoluments, share options and pension entitlements are contained in the Report on Directors’ Remuneration on pages 12 to 17 and form part of these notes.

4. Employee Information
The average number of persons (including executive directors) employed by the Group during the period was:

	Year ended	Year ended
	30 June	30 June
	2004	2003

	Number	Number

Corporate	35	34
Computer entertainment software	661	502

	696	536

Computer entertainment software staff numbers can be further analysed as follows:

					Year ended					Year ended
					30 June					30 June
					2004					2003

				Rest of					Rest of
	UK	US	Europe	World	Total	UK	US	Europe	World	Total

Sales, marketing and operations	39	29	41	7	116	44	21	41	10	116
Research and development	134	206	124	5	469	137	169	1	8	315
Administration	10	35	26	5	76	12	37	15	7	71

Total	183	270	191	17	661	193	227	57	25	502

	Year ended	Year ended
	30 June	30 June
	2004	2003

Staff Costs	£’000	£’000

Wages and salaries	24,734	25,071
Social Security costs	2,617	2,550
Pension costs (see note 28)	831	857

	28,182	28,478

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5. Net Interest Receivable

	Year ended	Year ended
	30 June	30 June
	2004	2003

	£’000	£’000
Interest Receivable
Bank interest	1,664	2,934
Other income	40	15
Share of joint ventures	160	146

	1,864	3,095

Interest Payable
Bank loans and overdrafts	(104)	(15)
Finance leases	(29)	(28)
Other interest	(75)	(186)
Share of joint ventures	(47)	(63)

	(255)	(292)

Net Interest Receivable	1,609	2,803

6. (Loss)/Profit on Ordinary Activities Before Taxation

	Year ended	Year ended
	30 June	30 June
	2004	2003

(Loss)/Profit on Ordinary Activities Before Taxation is Stated After Charging/(Crediting):	£’000	£’000

Depreciation charge for the year:
Owned tangible fixed assets	2,136	1,950
Tangible fixed assets held under finance leases	80	131
Loss on disposal of fixed assets	93	34
Amortisation of goodwill and other investments
Joint ventures goodwill amortisation	–	471
Other goodwill amortisation	1,567	264
Cost of employee share options	263	77
Auditors’ remuneration
Audit	413	400
Other fees paid to the auditors and their associates*	500	707
Operating lease charges – plant and machinery	552	606
Operating lease charges – other	2,439	2,502
Exchange loss/(gain)	835	(902)

*Other fees paid to the auditors and their associates include tax compliance fees of £148,000, other tax advisor fees of £232,000, other assurance work of £71,000 and other work of £49,000. The fees paid to the auditors of £195,000 in respect of the acquisition of IO Interactive A/S during the year have been included in the consideration paid (see note 22).

The audit fee of the Company was £20,000.

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>	Notes to the Accounts continued

7. Profit on Investments and Exceptional Items

	Year ended	Year ended
	30 June	30 June
	2004	2003

	£’000	£’000
Proceeds on disposal of Sports Interactive Limited	488	–
Transfer of goodwill from reserves	(488)	–
Settlement received in relation to Express.Com, net of costs	–	1,400

Profit on Disposal of Fixed Asset Investments	–	1,400

On 4 September 2003, Eidos and Sports Interactive Limited announced an agreement to end their existing relationship for the development of the Company’s highly successful Championship Manager football management series. Eidos agreed to surrender its 25% interest in Sports Interactive for a cash consideration of £488,000, generating no profit/loss following the transfer of attributable goodwill from reserves of £488,000.

During 2003 the Group received a £1.4 million litigation settlement, net of costs, in respect of its former investment in Express.com. The Group took an exceptional charge against the full carrying value of this investment in the year to 31 March 2001 and Express.com subsequently filed for Chapter 11 bankruptcy protection.

The effect on the taxation charge for the year of the exceptional items is disclosed in note 8.

8. Tax Charge/(Credit) on (Loss)/Profit on Ordinary Activities

	Year ended	Year ended
	30 June	30 June
	2004	2003

	£’000	£’000
Current Tax
UK Taxation
UK corporation tax at 30% on (losses)/profits for the year	413	2,860
Less double tax relief	(67)	(1,002)

	346	1,858
Adjustments in respect of prior years
Exceptional items	–	(5,595)
Operational	(2,028)	(480)

Total Current UK Tax	(1,682)	(4,217)
Foreign Taxation
Current tax on income for the year	1,193	1,283
Adjustments in respect of prior years	251	(100)

Total Current Tax	(238)	(3,034)

Of which
Group taxation	(940)	(4,063)
Joint ventures’ taxation	702	1,029

	(238)	(3,034)
Deferred taxation (see note 18)
Group	1,245	1,218
Joint venture	(45)	(35)

Tax Charge/(Credit) on (Loss)/Profit on Ordinary Activities for the Year	962	(1,851)

Of which
Operational	962	3,744
Exceptional	–	(5,595)

Tax Charge/(Credit) on (Loss)/Profit on Ordinary Activities for the Year	962	(1,851)

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8. Tax Charge/(Credit) on (Loss)/Profit on Ordinary Activities (Continued)

The tax charged for the year differs from the standard rate of Corporation Tax in the UK (30%) (2003: 30%). The differences are explained below.

	Year ended	Year ended
	30 June	30 June
	2004	2003

	£’000	£’000

(Loss)/profit on ordinary activities before tax	(1,951)	17,354

Current tax at 30% (2003: 30%)	(585)	5,206
Effects of:
Expenses disallowed for tax purposes	613	1,228
Timing differences where benefit not recognised for deferred tax purposes	2,661	1,981
Difference between overseas and UK tax rate	(74)	921
Utilisation of tax losses	(1,523)	(4,999)
Prior year adjustments – operational	(1,777)	(580)
Exceptional prior year items	–	(5,595)
Double tax relief	(67)	(1,002)
Unrelieved witholding tax	250	28
Other	264	(222)

Total current tax	(238)	(3,034)

Release of deferred tax asset	–	1,260
Deferred tax in respect of timing differences	1,200	(77)

Deferred taxation	1,200	1,183

Tax Charge/(Credit) on (Loss)/Profit on Ordinary Activities for the Year	962	(1,851)

Timing differences arise in the UK, US and Germany where they mainly relate to current year losses unable to be utilised.

Prior year items relate to the partial release of provisions established in prior years as a result of settlements with tax authorities in respect of transfer pricing matters. During the current year the Group has made an additional provision for tax charges related to transfer pricing, which may arise in respect of the tax position for the current year. In finalising the tax provisions the directors have taken account of the ongoing discussions with tax authorities in relation to these items and the likely outcome of those discussions. The provision of £2.7 million at 30 June 2004 (2003: £5.5 million) is the directors’ best estimate of amounts that will ultimately be payable to the respective tax authorities.

> 29 Eidos plc Annual Report & Accounts 2004

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>	Notes to the Accounts continued

9. Earnings/(Loss) Per Share

The calculations of earnings/(loss) per share are based on the following information:
	Year ended	Year ended
	30 June	30 June
	2004	2003

Weighted average number of shares:	Number of	Number of
	Shares	Shares

For basic earnings/(loss) per share	140,313,421	139,637,852
Exercise of share options	945,597	705,258

For diluted earnings/(loss) per share	141,259,018	140,343,110

In accordance with FRS14 – Earnings per share, the diluted loss per share for the year ended 30 June 2004 is equivalent to the basic loss per share as any exercise of share options would have the effect of decreasing the loss per share.

	Basic		Diluted

	Year ended 30 June 2004	Year ended 30 June 2003	Year ended 30 June 2004	Year ended 30 June 2003

	£’000	£’000	£’000	£’000

(Loss)/Profit for the year	(2,913)	19,205	(2,913)	19,205
Goodwill amortisation	1,567	735	1,567	735
Exceptional items – operational
Settlement in respect of Express.com	–	(1,400)	–	(1,400)
Exceptional item – tax credit	–	(5,595)	–	(5,595)

(Loss)/Profit for the year before goodwill amortisation and exceptional items	(1,346)	12,945	(1,346)	12,945

	Pence per	Pence per	Pence per	Pence per
	Share	Share	Share	Share

(Loss)/Earnings per share	(2.1)p	13.8p	(2.1)p	13.7p
Goodwill amortisation and exceptional items per share	1.1p	(4.5)p	1.1p	(4.5)p

(Loss)/Earnings per share before goodwill amortisation and exceptional items	(1.0)p	9.3p	(1.0)p	9.2p

10. Intangible Fixed Assets

Group	Goodwill

£’000
Cost
At 1 July 2003	34,709
Additions	26,587

At 30 June 2004	61,296

Amortisation
At 1 July 2003	34,457
Exchange adjustment	14
Amortisation for the period	1,567

At 30 June 2004	36,038

Net Book Value
At 30 June 2004	25,258

At 30 June 2003	252

The unamortised goodwill at 30 June 2004 relates to IO Interactive A/S (acquired in 2004) and is being amortised over its five year estimated useful economic life.

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11. Tangible Fixed Assets

	Leasehold Improvements	Fixtures and Fittings	Computer Equipment	Total
Group

	£’000	£’000	£’000	£’000
Cost
At 1 July 2003	2,999	2,688	8,850	14,537
Exchange adjustment	(15)	(118)	(338)	(471)
In respect of new subsidiary	81	–	1,090	1,171
Additions	76	160	2,529	2,765
Disposals	(1)	(229)	(869)	(1,099)

At 30 June 2004	3,140	2,501	11,262	16,903

Depreciation
At 1 July 2003	1,238	2,142	6,476	9,856
Exchange adjustment	(46)	(68)	(229)	(343)
Charge for the year	297	192	1,727	2,216
Disposals	(1)	(220)	(772)	(993)

At 30 June 2004	1,488	2,046	7,202	10,736

Net Book Value
At 30 June 2004	1,652	455	4,060	6,167

At 30 June 2003	1,761	546	2,374	4,681

The net book value of tangible fixed assets includes an amount of £732,000 (2003: £37,000) in respect of computer equipment held under finance leases.

	Leasehold Improvements	Fixtures and Fittings	Computer Equipment	Total
Company

	£’000	£’000	£’000	£’000
Cost
At 1 July 2003	1,251	504	916	2,671
Additions	5	10	709	724
Disposals	–	(202)	(49)	(251)

At 30 June 2004	1,256	312	1,576	3,144

Depreciation
At 1 July 2003	786	502	614	1,902
Charge for the year	134	2	265	401
Disposals	–	(202)	(49)	(251)

At 30 June 2004	920	302	830	2,052

Net Book Value
At 30 June 2004	336	10	746	1,092

At 30 June 2003	465	2	302	769

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>	Notes to the Accounts continued

12. Fixed Asset Investments

	Joint Ventures	Associated Undertakings	Own Shares	Total
Group

	£’000	£’000	£’000	£’000

At 1 July 2003 (as originally reported)	2,745	1	199	2,945
Prior year adjustment	–	–	(199)	(199)

At 1 July 2003 (restated, note 1)	2,745	1	–	2,746
Share of net profits less dividends paid	1,268	–	–	1,268
Addition	269	–	–	269
Disposal	–	(1)	–	(1)
Translation adjustment	(77)	–	–	(77)

At 30 June 2004	4,205	–	–	4,205

On 4 September 2003, Eidos and Sports Interactive Limited announced an agreement to end their existing relationship for the development of the Company’s highly successful Championship Manager football management series. Eidos agreed to sell its 25% interest in Sports Interactive for a cash consideration of £488,000, generating no profit/loss following the transfer of attributable goodwill from reserves of £488,000.

As part of the acquisition of IO Interactive A/S during the year (see note 22), the Group acquired a 51% interest in a joint venture, IO Interactive Hungary Kft.

	Own shares	Investment in Group Undertakings	Total
Company

	£’000	£’000	£’000

At 1 July 2003 (as originally reported)	199	1,705	1,904
Prior year adjustment	(199)	–	(199)

At 1 July 2003 (restated, note 1)	–	1,705	1,705
Additions	–	25,700	25,700

At 30 June 2004	–	27,405	27,405

The addition of £25,700,000 relates to the Company’s subscription for 2.5 billion Ordinary shares of 1p each in Centregold Limited, a subsidiary company.

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12. Fixed Asset Investments (Continued)
Principal Subsidiaries and Joint Ventures
The directors consider that to give full particulars of all interests in Group undertakings would lead to a statement of excessive length. The following information relates to those subsidiary undertakings and joint ventures whose results or financial position, in the opinion of the directors, principally affected the results and financial position of the Group:

Subsidiary Undertakings	Country of	Principal	Description of		Other Group	Company
	Incorporation	Activity	Shares Held		Companies %	%

Eidos Interactive Limited	England and	Developer and	Ordinary £1 share each		–	100
	Wales	publisher of	and ‘A’ ordinary £0.05
		computer software	shares each

Eidos Inc.	USA	Developer and	Common stock		100	–
		publisher of	$0.001 par value
		computer software

Crystal Dynamics Inc.	USA	Developer and	Common stock		100	–
		publisher of	no par value
		computer software

Core Design Limited	England and	Developer and	Ordinary £1 shares		100	–
	Wales	publisher of
		computer software

Eidos SARL	France	Publisher of	Ordinary shares		100	–
		computer software	of 7,623 Euros

Eidos GmbH	Germany	Publisher of	Ordinary shares of		100	–
		computer software	25,565 Euros

Eidos KK	Japan	Publisher of	Shares of		–	100
		computer software	50,000 Yen

Eidos Interactive Pty Limited	Australia	Publisher of	Ordinary share of		–	100
		computer software	AUS$	1

Ion Storm LP	USA	Developer of	Partnership units		89	–
		computer software

IO Interactive A/S	Denmark	Developer of	‘A’ Ordinary shares		100	–
		computer software	of DKK 616.580
			and ‘B’ Ordinary shares
			of DKK 40,000

Joint Ventures	Country of	Principal	Description of	Other Group	Company
	Incorporation	Activity	Shares Held	Companies %	%

Proein SL	Spain	Publisher of	5,000 common	75	–
		computer software	shares of
			6 Euros each

Pyro Studios SL	Spain	Developer of	500 common	26.7	–
		computer software	shares of 6 Euros each

All the above companies operated principally in their country of incorporation.

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>	Notes to the Accounts continued

13. Stocks
		Group			Company

	30 June		30 June	30 June		30 June
	2004		2003	2004		2003

	£’000		£’000	£’000		£’000

Raw materials and consumables	486		552	–		–
Finished goods	2,971		2,220	–		–

	3,457		2,772	–		–

14. Debtors
		Group			Company

	30 June		30 June	30 June		30 June
	2004		2003	2004		2003

	£’000		£’000	£’000		£’000

Trade debtors	10,183		32,420	–		–
Amounts owed by Group undertakings	–		–	59,505		85,239
Deferred tax asset (see note 18)	–		46	–		–
Other debtors	3,143		4,048	793		618
Prepayments and accrued income	2,836		2,608	873		533

	16,162		39,122	61,171		86,390

Within other debtors is £35,000 (2003: £50,000) which is recoverable after more than one year.

15. Creditors: Amounts Falling Due Within One Year
		Group			Company

	30 June		30 June	30 June		30 June
	2004		2003	2004		2003

	£’000		£’000	£’000		£’000

Obligations under finance leases	345		16	–		–
Trade creditors	5,832		9,262	1,082		429
Amounts owed to Group undertakings	–		–	3		16,536
Other taxes and social security costs	3,597		2,643	346		353
Other creditors	548		3,420	37		10
Accruals and deferred income	4,746		9,558	1,394		1,539
Corporation tax payable	1,707		7,305	275		6,077

	16,775		32,204	3,137		24,944

Included within other creditors are royalty creditors of £548,000 (2003: £3,387,000).

16. Creditors: Amounts Falling Due After More Than One Year
		Group			Company

	30 June		30 June	30 June		30 June
	2004		2003	2004		2003

	£’000		£’000	£’000		£’000

Accruals and deferred income	–		26	–		–
Obligations under finance leases:
Due between one and two years	300		2	–		–
Due between two and five years	111		5	–		–

	411		33	–		–

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17. Provisions for Liabilities and Charges
	Group	Company

	£’000	£’000

At 1 July 2003	–	–
Provision for deferred consideration	2,068	2,068
Provision for deferred tax (see note 18)	1,463	–

At 30 June 2004	3,531	2,068

The provision for deferred consideration relates to the acquisition of IO Interactive A/S (see note 22).

18. Deferred Taxation
	Group			Company

	30 June	30 June	30 June		30 June
	2004	2003	2004		2003

	£’000	£’000	£’000		£’000

Unrecognised Tax Assets
Difference between tax allowances and depreciation	852	502	215		53
Other timing differences	7,211	9,141	–		–
Tax effect of losses carried forward	29,361	25,589	1,274		–

	37,424	35,232	1,489		53

Recognised Tax Assets/(Liabilities)
Tax effect of US losses carried forward	513	–	–		–
Other timing differences – foreign	(1,976)	46	–		–

	(1,463)	46	–		–

	Group	Company

	£’000	£’000
Movement in Deferred Tax Asset/(Liability)
At 1 July 2003	46	–
Profit and loss charge	(1,245)	–
Foreign exchange movements	3	–
Acquisition of IO Interactive A/S	(267)	–

At 30 June 2004	(1,463)	–

The movement in the deferred tax provided has arisen in respect of timing differences acquired in IO Interactive A/S.

Significant brought forward losses remain available within the Group to offset future trading profits. The Group has, however, reviewed the provisions of FRS 19 – Deferred Tax, and believes that no further amounts should currently be recognised in respect of these losses as, in the opinion of the directors, there is insufficient evidence that they will be recoverable.

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>	Notes to the Accounts continued

19. Called up Share Capital
	30 June	30 June
	2004	2003

	£’000	£’000
Authorised
192,500,000 Ordinary shares of 2p each (2003: 192,500,000 2p shares)	3,850	3,850

Allotted Called Up and Fully Paid
142,002,471 Ordinary shares of 2p each (2003: 139,961,523 2p shares)	2,840	2,799

During the year, 95,586 new Ordinary shares were allotted following the exercise of share options under the Company’s various share option schemes, 119,368 new Ordinary shares were allotted in respect of the US Stock Purchase Plan, 314,485 new Ordinary shares were allotted in respect of the exercise of warrants and 1,511,509 Ordinary shares were allotted in connection with the non-cash consideration paid for IO Interactive A/S as detailed in note 22. The total consideration received on all share allotments was £2,283,000. This comprised cash consideration of £273,000 and non-cash consideration of £2,010,000. The total nominal value of shares issued was £41,000.

At the Annual General Meeting held on 24 November 2003, shareholders gave authority for the Company to purchase up to 6,998,076 of its own Ordinary shares in the market subject to certain specified conditions. As at 15 September 2004, no purchases have been made or are contracted to be made pursuant to such authority.

At 30 June 2004, the following options over Ordinary shares had been granted and remain outstanding under the Company’s various employee share schemes. The number and exercise prices of outstanding options have been adjusted, as appropriate, for changes in the Company’s capital structure since the original dates of grant in accordance with the individual scheme rules.

					Number of Outstanding
	Exercise Period		Exercise Price	*	Options/Purchase Rights

Discretionary
UK Approved Scheme	11/03/98 to 12/12/13		62p–329p		943,309
UK and Overseas Unapproved Scheme	21/01/00 to 12/12/13		105p–329p		6,030,521
US Stock Option Plans	21/01/00 to 12/12/13		185c–526c		2,084,807

All Employee
UK and European Sharesave Schemes	01/02/04 to 01/06/09	**	96p–280p		523,691
US Stock Purchase Plan***	31/03/05		190c		175,302

Total all Option Schemes					9,757,630

*	Option prices are denominated in pence (UK options), cents (US options) or local currency in the case of the international sharesave schemes.

**	Upon maturity, employees normally have six months in which to exercise sharesave options.

***	Under the US Stock Purchase Plan, the exercise price and number of shares subject to the outstanding purchase rights cannot be determined precisely until maturity of each respective offering period (normally 12 months following the date of grant). The exercise price and number of purchase rights outstanding as shown above is a provisional number based on the market price of an Eidos Ordinary share (less the applicable 15% discount) as at the date of grant.

There has been no material increase in the issued share capital, whether by exercise of options, rights, warrants or otherwise, between the financial year end and 15 September 2004, the date on which these Accounts have been signed.

As permitted under UITF abstract 17 (Revised 2003) Employee Share Schemes, the Group has taken advantage of the available exemptions in accounting for its Inland Revenue approved SAYE scheme and equivalent overseas schemes. Details of outstanding rights held by the directors over Ordinary shares of the Company under the restricted stock plan and Eidos 2003 Long-Term Incentive Plan are shown on page 14 of the Report on Directors’ Remuneration.

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20. Share Premium Account and Reserves
	Share
Group	Premium	Other	Merger	Own Shares	Profit and Loss
	Account	Reserves	Reserve	Restated note 1	Account

	£’000	£’000	£’000	£’000	£’000

At 1 July 2003	138,315	707	–	–	(66,044)
Adjustment (see note 1)	–	–	–	(276)	77

	138,315	707	–	(276)	(65,967)
Loss for the year	–	–	–	–	(2,913)
Exchange difference arising on consolidation	–	–	–	–	(1,475)
Reserve movement	(60,000)	–	–	–	60,000
Issuance of new shares in connection with
the acquisition of IO Interactive	–	–	1,980	–	–
Exercise of warrants, options and rights
under US Stock Purchase Plan	279	(17)	–	–	–
Goodwill previously written off to reserves,
transferred to the profit and loss account	–	–	–	–	488
Exchange difference arising on consolidation	–	–	–	–	–
Purchase of own shares	–	–	–	(2,485)	–
Awards of own shares under US Stock Purchase Plan	–	–	–	197	–
Cost of employee share options	–	–	–	–	263

At 30 June 2004	78,594	690	1,980	(2,564)	(9,604)

	Share
Company	Premium	Other	Merger	Own Shares	Profit and Loss
	Account	Reserves	Reserve	Restated note 1	Account

	£’000	£’000	£’000	£’000	£’000

At 1 July 2003	138,315	167	–	–	(28,569)
Adjustment (see note 1)	–	–	–	(276)	77

	138,315	167	–	(276)	(28,492)
Loss for the year	–	–	–	–	(3,260)
Reserve movement	(60,000)	–	–	–	60,000
Issuance of new shares in connection with
the acquisition of IO Interactive	–	–	1,980	–	–
Exercise of warrants, options and rights
under US Stock Purchase Plan	279	(17)	–	–	–
Purchase of own shares	–	–	–	(2,485)	–
Awards of own shares under US Stock Purchase Plan	–	–	–	197	–
Cost of employee share options	–	–	–	–	263

At 30 June 2004	78,594	150	1,980	(2,564)	28,511

The Company has taken advantage of Section 230 of the Companies Act 1985 in not preparing a separate profit and loss account for its own activities. The Company’s loss for the year was £3,260,000 (year to 30 June 2003: £6,885,000 profit).

On 5 February 2004, the High Court approved a reduction in the Company’s share premium account of £60 million following shareholders’ approval at an Extraordinary General Meeting held on 12 December 2003. The reduction was registered at Companies House on 5 February 2004. The purpose behind the reduction was to provide the Company with additional flexibility for possible distributions to shareholders. However, and as previously reported, this does not imply any commitment on the part of the Company in relation to future distributions.

Goodwill
In accordance with the Group’s accounting policy, the goodwill arising on acquisitions prior to 1 April 1998 has been written off against the merger reserve arising on consolidation and the balance to the profit and loss account. Cumulative goodwill of £33,768,000 (2003: £34,256,000) has been written off to these reserves (£27,530,000 to the merger reserve and £6,238,000 (2003: £6,726,000) to the profit and loss account).

> 37 Eidos plc Annual Report & Accounts 2004

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>	Notes to the Accounts continued

20. Share Premium Account and Reserves (Continued)
Own Shares
During 2002, the Company established the Eidos plc Employee Benefit Trust (the ‘Trust’) in order to hold shares purchased in the market for the future satisfaction of awards under the Company’s various long-term equity incentive plans, further details of which are contained in the Report on Directors’ Remuneration and in Note 19. It is anticipated that awards under the Restricted Stock Plan and grants under the Performance Share Plan will be satisfied by the transfer of shares from the Trust. Awards made under the Company’s share option schemes will primarily be satisfied by the issue of new shares, but in certain circumstances may be satisfied by the transfer of shares from the Trust. No more than 10% of the Company’s equity may be made available for issue under all employee share plans over a 10 year period.

During the year 1,779,223 Eidos plc shares were purchased on the open market for a total consideration of £2,484,000. The number and market value of the Ordinary shares held by the Trust at 30 June 2004 was 1,833,000 and £1,966,000 respectively (30 June 2003: 236,500 and £323,000 respectively).

Movements of shares during the year are as follows:

Number of Ordinary Shares

Balance at 1 July 2003	236,500
Purchased during the year	1,779,223
Allocated in respect of the US Employee Stock Purchase Plan	(182,723)

Balance at 30 June 2004	1,833,000

21. Reconciliation of Movements in Shareholders’ Funds

	Year ended	Year ended
Group	30 June	30 June
	2004	2003

	£’000	£’000

(Loss)/profit for the year	(2,913)	19,205
Other recognised gains and losses	(1,475)	(229)

	(4,388)	18,976
Issuance of new shares in connection with
the acquisition of IO Interactive	2,010	212
Exercise of warrants, options and rights
under US Stock Purchase Plan	273	–
Movement in own shares	(2,288)	–
Cost of employee share options	263	–
Goodwill previously written off to reserves,
transferred to the profit and loss account	488	–

Net movement in shareholders’ funds	(3,642)	19,188

Opening shareholders’ funds	75,578	56,589
Adjustment (note 1)	–	(199)

Opening shareholders’ funds (2003 restated)	75,578	56,390

Closing shareholders’ funds (2003 restated)	71,936	75,578

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21. Reconciliation of Movements in Shareholders’ Funds (Continued)
	Year ended	Year ended
Company	30 June	30 June
	2004	2003

	£’000	£’000

(Loss)/profit for the year	(3,260)	6,885
Issuance of new shares in connection with
the acquisition of IO Interactive	2,010	212
Exercise of warrants, options and rights
under US Stock Purchase Plan	273	–
Movement in own shares	(2,288)	–
Cost of employee share options	263	–

Net movement in shareholders’ funds	(3,002)	7,097

Opening shareholders’ funds	112,513	105,615
Adjustment (note 1)	–	(199)

Opening shareholders’ funds (2003 restated)	112,513	105,416

Closing shareholders’ funds (2003 restated)	109,511	112,513

22. Acquisitions
On 3 March 2004, the Group entered into a conditional agreement to acquire the entire share capital of IO Interactive A/S (‘IO’) for an initial consideration of £23.0 million, which was satisfied by £21.0 million in cash and £2.0 million in Eidos shares. Contingent consideration of up to £5.0 million in cash is payable dependent upon the number of new game units released in excess of 2.1 million units per annum over the four year period following completion. Based on the directors’ best estimate, a provision of £2.1 million has been recorded at 30 June 2004. The Group entered into the agreement in order to secure the development of the Hitman franchise going forward, to gain access to technologies developed by IO with a view to sharing best practice across the Group, and to bring into the Group a team of talented developers. The goodwill of £26.6 million arose upon the acquisition as detailed below.

The acquisition has been accounted for using the acquisition method of accounting in accordance with FRS 6 – Acquisitions and Mergers. The results of IO have been consolidated from 31 March 2004 as the Directors believe that this was the point at which control of the entity effectively passed to the Group.

The net profit recognised for IO’s financial year ended 31 December 2003 was £280,502 and the net loss from 1 January 2004 through to the date of acquisition was £3,438,000. The net loss recognised in the period relating to IO was £2,362,000, representing operating expenses from the date of acquisition to 30 June 2004. Prior to the acquisition, IO developed games which were distributed by Eidos. Accordingly, all of IO’s post acquisition sales are intra-group sales and have been eliminated on consolidation.

The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group.

		Accounting	Other
		policy	fair value
	Book value	alignments	adjustments	Fair value

	£’000	£’000	£’000	£’000

Fixed assets:
Tangible	1,194	–	(23)	1,171
Investments	269	–	–	269
Current assets:
Capitalised software	2,656	(2,656)	–	–
Debtors	694	–	–	694
Cash	75	–	–	75

Total assets	4,888	(2,656)	(23)	2,209

Creditors	(4,342)	1,312	(66)	(3,096)

Net assets/(liabilities)	546	(1,344)	(89)	(887)
Goodwill				26,587

Total Consideration				25,700

> 39 Eidos plc Annual Report & Accounts 2004

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>	Notes to the Accounts continued

22. Acquisitions (Continued)
The accounting policy alignment related primarily to the elimination of capitalised software costs and to the elimination of provisions for holiday pay. Adjustments were also made to the deferred tax balances. The fair value adjustments related primarily to the provision for obligations on vacant property and the write-down of leasehold improvements.

The consideration comprises:

£’000

Cash consideration	20,990
1.5 million Eidos shares	2,010
Deferred cash consideration	2,068
Acquisition costs	632

25,700

23. Reconciliation of Operating (Loss)/Profit to Net Cash Inflow/(Outflow) from Operating Activities
	Year ended	Year ended
	30 June	30 June
	2004	2003

	£’000	£’000

Group operating (loss)/profit	(5,628)	10,672
Loss on disposal of fixed assets	93	34
Depreciation of tangible fixed assets	2,216	2,081
Amortisation of goodwill	1,567	264
Cost of employee share options	263	77
(Increase)/decrease in stocks	(803)	510
Decrease/(increase) in debtors	21,747	(31,210)
(Decrease)/increase in creditors	(11,268)	12,898

Net cash inflow/(outflow) from operating activities	8,187	(4,674)

24. Analysis of Net Funds
					Other
	At 1 July		Exchange	In respect of	Non-Cash	At 30 June
	2003	Cashflow	Movements	IO Interactive	Movements	2004

	£’000	£’000	£’000	£’000	£’000	£’000
Net Cash:
Cash at bank and in hand	27,946	(2,924)	(183)	–	–	24,839
Short-term deposits and liquid resources	30,296	(17,569)	(162)	–	–	12,565

	58,242	(20,493)	(345)	–	–	37,404
Finance leases	(23)	97	(3)	(693)	(134)	(756)

Net funds	58,219	(20,396)	(348)	(693)	(134)	36,648

Short-term deposits and liquid resources comprise deposits repayable on demand which can be withdrawn at any time without notice and without penalty.

25. Contingent Liabilities
The Company and its subsidiaries are defendants in a number of legal proceedings incidental to its operations. The Company does not expect the outcome of such proceedings, either individually or in aggregate, to have a material effect upon the results of the Company’s operations or its financial position, accordingly no provision has been made.

The Company has given a letter of guarantee to secure a committed borrowing facility for a subsidiary undertaking (see note 30).

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26. Commitments Under Operating Leases
The Group had the following annual commitments under non-cancellable operating leases, analysed by category and expiry date:

Group			Motor Vehicles
	Land and Buildings		and Equipment

	30 June	30 June	30 June	30 June
	2004	2003	2004	2003

	£’000	£’000	£’000	£’000

Within one year	282	310	155	79
In two to five years	2,592	2,135	332	375
After five years	268	521	23	–

	3,142	2,966	510	454

Company			Motor Vehicles
	Land and Buildings		and Equipment

	30 June	30 June	30 June	30 June
	2004	2003	2004	2003

	£’000	£’000	£’000	£’000

Within one year	–	62	31	2
In two to five years	618	534	68	60
After five years	133	116	4	–

	751	712	103	62

27. Capital Commitments
As at 30 June 2004 the Group had contracted to make payments, conditional upon the completion of development milestones, totalling £5.3 million to various licensors and developers involved in providing games software for the Group’s use. The total amount is payable within one year. All development contracts can be terminated by Eidos at any time, without penalties, if the development milestones are not achieved.

28. Pension Commitments
Effective from 1 January 1997 the Group has operated a defined contribution private pension plan for UK employees. The assets of the plan are held separately from those of the Group in an independently administered fund. Contributions are paid to the plan and charged to the profit and loss account as incurred. Contributions paid by the Group during the year were £446,000 (year ended 30 June 2003: £379,000). At the year end no contributions were outstanding.

Jeremy Heath-Smith was the sole member of the Core Design Pension Scheme, a defined contribution scheme. Contributions paid by the Group during the year were £12,000 (year ended 30 June 2003: £30,000). At the year end no contributions were outstanding. Jeremy Heath-Smith ceased employment with the Group on 30 September 2003.

An employee was the sole member of the Eidos plc Money Purchase Plan, a defined contribution scheme. Contributions paid by the Group during the year were £nil (year ended 30 June 2003: £350). At the year end no contributions were outstanding.

Contributions were paid into private pension schemes of one employee (2003: two) by the Group during the year of £8,000 (2003: £24,000). At the year end no contributions were outstanding.

All significant overseas pension arrangements are also of a defined contribution nature. Contributions paid by the Group during the year were £365,000 (year ended 30 June 2003: £424,000). At the year end no contributions were outstanding.

In total £831,000 was paid to pension schemes during the year (year ended 30 June 2003: £857,000).

Stakeholder Pensions
In October 2001, the UK Government made it compulsory for most companies in the UK employing over five members of staff to give their employees access to a Stakeholder pension. Eidos plc has reviewed its Group Personal Pension Plan and implemented a number of minor changes to ensure that the Plan is Stakeholder Exempt and no further action is required.

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>	Notes to the Accounts continued

29. Related Party Disclosures
(a)	During the period the Group paid £2.5 million (year ended 30 June 2003: £3.3 million) to its associated undertakings as royalties and advances on games being developed for the Group.

(b)	In July 1999, Eidos acquired a 75% shareholding in Proein SL, which is accounted for as a joint venture. In the year to 30 June 2004 Eidos sold games to Proein SL totalling £2.6 million (year ended June 2003: £1.6 million). In addition, in the same period Eidos paid £3.3 million (year ended 30 June 2003: £3.1 million) to Pyro Studios SL (in which Eidos owns a 26.7% shareholding) as royalties and advances for the development of games for Eidos. At 30 June 2004, Eidos was owed £47,000 (2003: £238,000) by Proein SL, and was owed £76,000 by Pyro Studios SL (2003: £283,000).

(c)	The Group has taken advantage of the exemption in Financial Reporting Standard No. 8 in respect of subsidiaries, which are consolidated in these accounts.

All inter-company transactions are calculated on an arm’s length basis.

30. Derivatives and Other Financial Instruments
The Financial Review on page 5 provides an explanation of the role that financial instruments have had during the year in creating or changing the risks the Group faces in its activities. The explanation summarises the objectives and policies for holding or issuing financial instruments and similar contracts, and the strategies for achieving those objectives that have been followed during the year.

The numerical disclosures in this note deal with financial assets and liabilities as defined in Financial Reporting Standard No. 13: Derivatives and Other Financial Instruments. Certain financial assets such as investments in subsidiaries, joint and associated undertakings are excluded from the scope of these disclosures.

As permitted by FRS13, short-term debtors and creditors have been excluded from the disclosure, other than the currency disclosures.

Interest Rate and Currency Profile
The interest rate and currency profile of the Group’s financial assets and liabilities at 30 June 2004 was as follows:

				Australian	Danish	Singapore	Japanese
	Sterling	US Dollar	Euro	Dollar	Krone	Dollar	Yen	Total

	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

Cash and liquid resources – floating rate	25,000	1,343	9,383	1,583	(88)	31	152	37,404
Net financial assets and liabilities (excluding
short-term debtors and creditors)	7	–	19	–	(756)	–	9	(721)

	25,007	1,343	9,402	1,583	(844)	31	161	36,683

The corresponding interest rate and currency profile of the Group’s financial assets and liabilities at 30 June 2003 was as follows:

				Australian	Danish	Singapore	Japanese
	Sterling	US Dollar	Euro	Dollar	Krone	Dollar	Yen	Total

	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

Cash and liquid resources – floating rate	49,088	1,515	7,208	–	–	173	258	58,242
Net financial assets and liabilities (excluding
short-term debtors and creditors)	9	(7)	19	–	–	7	(11)	17

	49,097	1,508	7,227	–	–	180	247	58,259

Cash deposits and liquid resources comprise cash deposits placed on money markets for periods of up to six months.

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30. Derivatives and Other Financial Instruments (Continued)
Currency Exposures
The Group’s objective in managing the currency exposures is to minimise gains and losses arising in its overseas subsidiaries. The Company provides working capital to its overseas subsidiaries in their functional currencies and hedges its exposure in accordance with the policy described in the Financial Review. The table below shows the Group’s currency exposures, i.e. those transactional exposures that give rise to the net currency gains and losses recognised in the profit and loss account. These exposures were as follows:
				Net Foreign Currency Monetary Assets/(Liabilities)

				Singapore	Australian	Danish	Japanese
		US Dollar	Euro	Dollar	Dollar	Krone	Yen	Total

		£’000	£’000	£’000	£’000	£’000	£’000	£’000
Functional Currency of Group Operation:
Sterling	.	1,186	3,926	22	1,545	(3,262)	363	3,780
US Dollar		–	–	–	–	–	(18)	(18)

At 30 June 2004		1,186	3,926	22	1,545	(3,262)	345	3,762

Functional Currency of Group Operation:
Sterling		(1,588)	944	(106)	–	–	13	(737)
US Dollar		–	97	–	–	–	12	109

At 30 June 2003		(1,588)	1,041	(106)	–	–	25	(628)

Borrowing Facilities
The undrawn committed facilities of the Group mature as follows:
	30 June	30 June
	2004	2003

	£’000	£’000

Within one year	16,751	15,505

Guarantees
The Company has given a letter of guarantee to secure a committed borrowing facility of £505,000 (2003: £505,000) for a Japanese subsidiary undertaking, Eidos KK.

Fair Values
Set out below is a comparison by category of book values and fair values of the Group’s financial assets and liabilities.

	30 June 2004		30 June 2003

	Book	Fair	Book	Fair
	Value	Value	Value	Value

	£’000	£’000	£’000	£’000
Primary Financial Instruments Held or Issued to Finance the Group’s Operations
Financial assets:
Cash	37,404	37,404	58,242	58,242
Debtors due after one year	35	35	50	50

Financial liabilities:
Finance leases	756	756	23	23

Gains and Losses on Hedges
The Group enters into forward foreign currency contracts to eliminate the currency exposures that arise on trading balances denominated in foreign currencies. Changes in the fair value of instruments used to hedge foreign currency monetary assets and liabilities are recognised in the hedged periods.

> 43 Eidos plc Annual Report & Accounts 2004

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>	Information for US Investors

US Listing

American Depositary Receipts (ADRs)
The Company’s Ordinary shares are listed on the NASDAQ National Market (symbol: EIDSY) in the form of American Depositary Shares (ADSs) which are evidenced by ADRs, each representing one Ordinary share. The Bank of New York is the authorised Depositary for the Company’s ADR programme.

The Company’s ADS price is quoted daily in the Wall Street Journal and can be obtained from the NASDAQ website at www.nasdaq.com.

Basis of Preparation of US GAAP Results

The Group prepares its consolidated accounts in accordance with generally accepted accounting principles (GAAP) in the UK which differ in certain material respects from US GAAP.

Reconciliations from UK GAAP to US GAAP

			Restated*
	Year ended		Year ended
	30 June		30 June
	2004		2003

	£’000		£’000

(Loss)/profit for the year (prepared under UK GAAP)	(2,913)		19,205
Amortisation of goodwill – Group	1,567		264
Amortisation of goodwill – joint ventures	–		471	*
Revenue recognition	1,217		(1,703)
Profit on disposal of investment	488		–
Vacation pay provision	(63)		–

Profit after taxation and minority interests in accordance with US GAAP	296		18,237

Earnings per Share in accordance with US GAAP
Earnings per share (basic)	0.2	p	13.1	p
Earnings per share (diluted)	0.2	p	13.0	p

			Restated*
	30 June		30 June
	2004		2003

	£’000		£’000

Shareholders’ funds (prepared under UK GAAP)	71,936		75,578
Amortisation of goodwill – Group	1,832		264
Amortisation of goodwill – joint ventures	471	*	471	*
Goodwill differences arising on the acquisition of IO Interactives A/S	(1,532)		–
Exchange differences on goodwill	48		34
Deferred consideration	2,068		–
Deferred tax liability	230		–
Revenue recognition	(486)		(1,703)
Vacation pay provision	(829)		–

Shareholders’ funds in accordance with US GAAP	73,738		74,644

* We have revised the treatment of the amortisation of joint venture goodwill in the Consolidated Statements of Operations reconciled to US GAAP. The June 2003 financial statements understated the US GAAP profit by £471,000. The reconciliation above has been revised to reflect this treatment. This was also rectified in the June 2003 20-F filing.

Shareholders’ funds prepared under UK GAAP as at 30 June 2003 have been restated for the effects of UITF 38 (see note 1 in the Notes to the Accounts).

The significant differences between UK and US GAAP relate principally to the following items and the adjustments necessary to restate net income and shareholders’ funds in accordance with US GAAP are shown above.

> 44 Eidos plc Annual Report & Accounts 2004

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(1) Purchase Accounting
All of the Group’s acquisitions have been accounted for using purchase accounting for both UK and US GAAP. Under UK GAAP, in-process research and development costs are not identified as an acquired asset in the purchase price but rather are capitalised as goodwill and amortised over their expected useful lives. US GAAP requires the identification of in-process research and development as a component of the purchase price allocation. Such amounts in which technological feasibility has not been established and that have no alternative future use must be charged as an expense at the time of acquisition. In accordance with US GAAP, the Group has identified £24.4 million in the aggregate as in-process research and development, all of which was expensed in the periods in which the related acquisitions were completed (1996: £8.2 million, 1997: £13.8 million, and 1999: £2.4 million).

The Group has recorded £93.0 million as goodwill, the excess of the fair value of consideration paid over the fair value of identifiable net assets acquired, on a cumulative basis for US GAAP purposes in connection with various acquisitions (1996: £7.4 million, 1997: £11.1 million, 1998: £4.0 million, 1999: £27.8 million, 2000: £16.7 million, 2002: £0.9 million, 2004: £25.1 million). For UK GAAP purposes goodwill is amortised over 3 to 5 years, as this is the estimated useful life due to the rapid pace of change in the industry.

Goodwill arising on the acquisition of IO Interactive was £26.6 million under UK GAAP compared to £25.1 million under US GAAP. The difference of £1.5 million primarily relates to the reversal of £2.1 million of deferred consideration for US GAAP as such amounts are currently not payable, the provision for holiday pay of £0.8 million, which was retained for the purposes of US GAAP, and the reversal of a deferred tax liability of £0.2 million associated with the holiday pay provision.

In July 2001, the Financial Accounting Standards Board (‘FASB’) issued Statement of Financial Accounting Standard (‘SFAS’) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after 30 June 2001 as well as all purchase method business combinations completed after 30 June 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognised and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortised, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortised over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.

Under UK GAAP, purchased goodwill in respect of acquisitions before I January 1998 was written off to reserves in the year of acquisition. Purchased goodwill in respect of acquisitions since 1 January 1998 is capitalised in accordance with the requirements of FRS 10 Goodwill and Intangible Assets. Positive goodwill is amortised to nil in equal instalments over the estimated useful life. Upon subsequent disposal or closure of an acquired business, any goodwill previously taken directly to shareholders’ equity is reflected in the income or loss on disposal.

(2) Consolidation and Accounting for Investments in Common Stock
Certain investments made by the Group during the year ended 31 March 2000 have been reported differently under UK GAAP and US GAAP due to the respective definitions of a subsidiary, joint venture, associate and investment.

Under UK GAAP, definitions of subsidiary, joint venture, associate and investment are broadly based upon control, to a certain extent irrespective of the percentage of shares held. Under US GAAP, control and the percentage of ownership are the primary basis on which an investment is categorised as a subsidiary, joint venture, associate and investment. Strong evidence must be present in order to not consolidate an entity with a greater than 50% shareholding or to not equity account for an investment of greater than 20% shareholding. During the year ended 31 March 2000, the Group acquired a 75% interest in Proein SL. During the year ended 30 June 2004, the Group acquired a 51% interest in IO Interactive Hungary Kft. Because of the nature of the contractual joint control arrangements, these investments are considered to be joint ventures in accordance with UK GAAP and are accounted for using the equity method of accounting. For US GAAP purposes, Proein SL and IO Interactive Hungary Kft have been treated as subsidiaries and consolidated.

(3) Revenue Recognition
Under UK GAAP, licence income and advance royalties are recognised when the right to consideration is obtained in exchange for performance. Up-front fees are required to be deferred unless contractual obligations have been fulfilled. During the year ended 30 June 2003, the Group received non-refundable advance royalties which met the criteria for revenue recognition under UK GAAP as any remaining services were considered inconsequential. Under US GAAP such remaining services did not qualify as inconsequential and accordingly these advance royalties were deferred. During the year ended 30 June 2004 the criteria for revenue recognition under US GAAP were met for a portion of this amount and accordingly such amounts have been recognised as revenue in the current year.

(4) Accrual for Vacation Expense
Under UK GAAP, no cost is accrued for vacation expenses. US GAAP requires that a liability should be accrued for vacation benefits that employees have earned but not yet taken.

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>	Information for US Investors continued

(5) Deferred Taxation
The tax effects of temporary differences that give rise to deferred taxes are:
	30 June	30 June
	2004	2003

	£’000	£’000

Net operating loss carry forward	29,874	25,589
Difference between tax allowances and book depreciation	852	502
Temporary differences in respect of deferred income	(2,008)	–
Sales returns allowances and price protection reserves	2,272	3,229
Disallowed interest expense	5,599	6,577
Other temporary differences	(628)	(619)
Valuation allowance	(37,194)	(35,232)

Net deferred tax (liability)/asset (US GAAP)	(1,233)	46

As at 30 June 2004, the Group had US Federal operating loss carry forwards of £52.5 million, all of which expire between 2012 and 2023. Additionally, the Group has local operating loss carry forwards of £43.8 million, of which £8.1 million have unlimited carry-forward and £35.7 million expires between 2010 and 2014.

The net change in the valuation allowance for the year was an increase of £2.0 million (2003: decrease of £10.9 million). This relates largely to the current year losses unable to be utilised in the year. Other differences relate to US timing difference arising on movements in provisions.

As at 30 June 2004, the Group does not believe that there was any material deferred tax liability arising from the excess of the value of its subsidiaries, joint ventures or associates over their base cost for tax purposes.

Under UK GAAP, the share of tax incurred by certain joint ventures is included in the tax on loss of ordinary activities. Under US GAAP, this tax would be included as part of equity in loss of affiliates with income before income taxes.

Consolidated Statements of Cash Flow
The consolidated statements of cash flow prepared in accordance with Financial Reporting Standard No. 1 (revised) present substantially the same information as that required under US GAAP. However, under US GAAP the cash flows of one of the joint ventures in Spain (which is consolidated as a subsidiary under US GAAP and equity accounted under UK GAAP) are included. Under UK GAAP, cash flow is presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, management of liquid resources and financing activities. Under US GAAP cash flow is presented separately for operating activities, investing activities and financing activities. Cash flow from taxation and returns on investments and servicing of finance would be included as operating activities under US GAAP with the exception of dividends paid and costs of financing. The payments of dividends and costs of financing would be also included under financing activities under US GAAP.

Under US GAAP, cash and cash equivalents do not include bank overdrafts, as is the case under UK GAAP. Under US GAAP such bank overdrafts are presented within financing activities.

Under US GAAP, capital expenditure and financial investment and acquisitions and disposals are included in investing activities. Set out below, for illustrative purposes, is a summary consolidated statement of cash flow under US GAAP.

	Year ended	Year ended
	30 June	30 June
	2004	2003

	£’000	£’000

Cash flow from operating activities	4,636	1,979
Cash flow from investing activities	(26,261)	(635)
Cash flow from financing activities	400	(1,258)

Net (decrease)/increase in cash and cash equivalents	(21,225)	86

> 46 Eidos plc Annual Report & Accounts 2004

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>	Historical Information
					15 Months		Restated*
	Year Ended		Year Ended		Ended		Year Ended		Year Ended
	31 March		31 March		30 June		30 June		30 June
	2000		2001		2002		2003		2004

	£’000		£’000		£’000		£’000		£’000
Summary of Results
Turnover	194,801		164,154		128,938		151,534		133,917

Operating Profit/(Loss)	(26,831)		(57,289)		(35,928)		13,151		(3,560)

Profit on disposal of fixed asset investments	80,236		–		7,745		1,400		–
Write down of investment	–		(36,308)		(3,368)		–		–
Income from investments	–		136		152		–		–
Interest receivable	1,110		835		2,200		3,095		1,864
Interest payable and similar charges	(5,240)		(3,732)		(1,456)		(292)		(255)

Profit/(Loss) Before Taxation	49,275		(96,358)		(30,655)		17,354		(1,951)
Taxation	(24,072)		(971)		(56)		1,851		(962)

Retained Profit/(Loss)	25,203		(97,329)		(30,711)		19,205		(2,913)

Net Assets Employed
Fixed assets	74,248		23,395		9,552		7,679		35,630
Net current assets	54,424		9,540		49,738		67,932		40,248

	128,672		32,935		59,290		75,611		75,878
Long-term liabilities and provisions for liabilities and charges	(2,253)		(2,318)		(2,701)		(33)		(3,942)

Net Assets	126,419		30,617		56,589		75,578		71,936

Earnings/(loss) per share (basic)	23.3	p	(84.5	)p	(22.9	)p	13.8	p	(2.1	)p

* The information has been restated for the effects of UITF 38 (see note 1 in the Notes to the Accounts). Previous years have not been restated as shares were not previously owned by the Group.

> 47 Eidos plc Annual Report & Accounts 2004

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> Shareholder Information

Shareholder Analysis
As at 15 September 2004, the number of registered shareholders was 6,051 and the number of Ordinary shares in issue was 142,002,471.

	Number of	Percentage of	Number of	Percentage of
	Shareholders	Total Shareholders	Shares (Million)	Total Shares

Range of holdings:
1 to 1,500	5,014	82.9	2.0	1.4
1,501 to 5,000	572	9.6	1.6	1.1
5,001 to 10,000	129	2.1	1.0	0.7
10,001 to 50,000	166	2.7	4.0	2.8
50,001 to 100,000	49	0.8	3.7	2.6
100,001 to 250,000	48	0.8	7.8	5.5
250,001 to 500,000	26	0.4	9.2	6.4
500,001 to 1,000,000	21	0.3	14.3	10.1
1,000,001 to highest	26	0.4	98.5	69.4

Total	6,051	100.0	142.1	100.0

Held By:
Individuals	5,202	85.9	9.4	6.6
Institutions and companies	849	14.1	132.7	93.4

Total	6,051	100.0	142.1	100.0

Company Registrars
Enquiries concerning shareholdings, change of address or other particulars, should be directed in the first instance to the Company’s Registrars, Computershare Investor Services PLC. Computershare also provide a range of on-line shareholder information services at www.computershare.com where shareholders can check their holdings and find practical help on transferring shares and updating personal details.

Share Dealing Service
An internet and telephone share dealing service has been established by our registrar, Computershare Investor Services PLC, enabling shareholders to buy or sell Eidos plc Ordinary shares on the London Stock Exchange. Shareholders who are interested in using these services should visit www.computershare-dealing.co.uk or telephone +44 (0) 870 703 0084.

Share Price Information
The latest Eidos share price can be obtained via the Company’s website at www.eidos.com. It can also be obtained in the UK on Ceefax, Teletext and the FT Cityline service, telephone +44 (0) 906 843 1400 (calls charged at 60p per minute).

Unsolicited Mail
The Company is obliged by law to make its share register available upon request to the public and to other organisations which may use it as a mailing list resulting in shareholders receiving unsolicited mail. Shareholders wishing to limit the receipt of such mail should write to the Mailing Preference Service, Freepost 22, London W1E 7EZ or telephone +44 (0) 845 703 4599 for an application form.

ShareGIFT
Shareholders who hold only a small number of shares, where dealing costs make it uneconomic to sell them, may wish to consider donating them to charity through ShareGIFT, a registered charity administered by The Orr Mackintosh Foundation. The relevant share transfer form can be obtained from Computershare Investor Services plc. Further information is available at www.sharegift.org or telephone +44 (0) 20 7337 0501.

Annual General Meeting
The Company’s Annual General Meeting will be held on Thursday, 25 November 2004 at 12.00 noon at the Company’s registered office. A circular to shareholders, which includes the Notice convening the Meeting, accompanies this document.

> 48 Eidos plc Annual Report & Accounts 2004

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> Contact Details and Advisors

Secretary and Registered Office	Auditors
Michael Arnaouti FCIS	KPMG Audit Plc
Eidos plc	8 Salisbury Square
Wimbledon Bridge House	LONDON
1 Hartfield Road	EC4Y 8BB
Wimbledon	Tel: +44 (0) 20 7311 1000
LONDON	Fax: +44 (0) 20 7311 3311
SW19 3RU
Tel: +44 (0) 20 8636 3000	Corporate Financial Advisors
Fax: +44 (0) 20 8636 3001	UBS Investment Bank
Email: plc@eidos.co.uk	1 Finsbury Avenue
Website: www.eidos.com	LONDON
EC2M 2PP
Registered Number	Tel: +44 (0) 20 7567 8000
2501949	Fax: +44 (0) 20 7568 4800

Registrars	Joint Brokers
Computershare Investor Services PLC	UBS Investment Bank
The Pavilions	Evolution Beeson Gregory
Bridgwater Road
BRISTOL	Bankers
BS99 7NH	The Royal Bank of Scotland
Tel: +44 (0) 870 702 0002
Fax: +44 (0) 870 703 6101	Legal Advisors
Website: www.computershare.com	Taylor Wessing (UK)
Cooley Godward (USA)
ADR Depository
The Bank of New York	PR Consultants
Investor Relations	Brunswick Group
PO Box 11258
Church St Station
NEW YORK
NY 10286-1258
USA
Tel: +1 610 382 7836
Fax: +1 212 571 3050
Website: www.adrbny.com

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Printed by Royle Corporate Print. The paper used in this Annual Report is manufactured
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of elemental chlorine.

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> Further Information

Eidos plc
Wimbledon Bridge House
1 Hartfield Road
Wimbledon
London SW19 3RU

Telephone: +44 (0) 20 8636 3000
Fax: +44 (0) 20 8636 3001
Email: plc@eidos.co.uk

> Committed to the Gameplay Experience